OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WCB Productions LLC

308 W 46th St
New York, NY 10036

wickedcityblues.net



100 units of Investor Non-Managing Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 865 Investor Non-Managing Membership Units* ($86,500)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 100 Investor Non-Managing Membership Units ($10,000)

Company	WCB Productions LLC
Corporate Address	308 W 46th St, New York, NY 10036
Description of Business	Produces musical theatre
Type of Security Offered	Investor Non-Managing Membership Units ("Units")
Purchase Price of Security Offered	$100 per Unit
Minimum Investment Amount (per investor)	$100

Perks*

$300+ Two free tickets to the show in NY or LA or when the national tour of the show comes to a city near you.

$500+ Four free tickets to the show in NY or LA or when the national tour comes to a city near you.
Photo with lead actors and creators.

$700+ Four free tickets to Opening Night & Party in NY and LA or when the national tour comes to a city near you.
Photo with celebrities in NY or LA.

All perks occur after the offering is completed. Travel not included.

The 10% Bonus for StartEngine Shareholders

WCB Productions LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Investor Non-Managing Membership Units at $100 / unit, you will receive 1 Investor Non-Managing Membership bonus unit, meaning you'll own 11 units for $1,000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company will produce the musical-comedy play "Wicked City Blues" that will open in an Off Broadway theatre in New York City, St. Luke's Theatre, and then tour nationally beginning in Los Angeles where we have a booking at the Brick House Theatre in the exclusive area NoHo. Our producers have relationships with many theatres around the country and have booked many national tours. They also have relationships with theatres in China and foreign countries for booking international tours.

Sources of Revenue

The Company will produce revenues from theatre boxoffice receipts, merchandising, product placements, sponsorships as well as licensing productions to theatres, theatre producers, colleges, high schools and community theatres. The Company will produce revenues from international tours of Asia, Australia, Europe, South America, and Africa. The Company may choose to produce the movie versions of the musical and its sequels.

Customer Base

The Company has extensive email lists of customers who frequent its theatres, who purchase tickets to Off Broadway musicals, and have interest in film noir and murder mystery entertainment. The Company plans to market to these customers through the offering of discount tickets and invitations to special events.

Competition

The competition for the Company is other musicals being offered Off Broadway and Broadway. The Company believes it can produce its musicals on lean budgets that allow ticket prices lower than its competition. The Company believes it can offer musicals for the whole family that have better stories and songs than its competitors.

Liabilities and Litigation

The Company has no liabilities and there is no litigation the Company is involved in.

The team

Officers and directors

| Cornell Christianson | Writer-Producer-Managing Member |
| John Lant | Producer - Managing Member |

Cornell Christianson
Since April 2018, Cornell Christianson's primary job has been co-founder, writer, producer, President and Managing Member of WCB Productions LLC. Starting April 2017, his primary job was writer- producer of ICFB Productions LLC which opened "It Came From Beyond" Off-Broadway in April 2018 at St. Luke's Theatre which he is now part-time. His specialty is that he writes musicals with a unique structure of two parallel and interconnecting stories that go back and forth between two worlds. Cornell has also been a writer-producer at Marilyn Exposed Productions working part-time since 2012, where he wrote a new musical, "Marilyn Exposed", a murder-mystery that reveals the truth about Marilyn Monroe's death. He has signed a contract with a witness to Monroe's death who will serve as Technical Adviser to the show, which is set to open Off-Broadway next year. Christianson was a producer-writer at Paramount Pictures and Twentieth Century Fox where he produced the award-winning television series "The Paper Chase" starring John Houseman. He has written three produced musicals including "It Came From Beyond" which earned him two Los Angeles Stage Alliance Ovation Award nominations including Best Musical and Best Writing of a Musical. He has written its screenplay and two sequels. He is a Writer of the 1940s musical-comedy "Wicked City Blues aka Naked City Blues" which played in Salt Lake City and was named one of the Ten Best Plays of the Year in Utah. He has written a 1960s sword and sandal musical-comedy "Unchained Muscle". He won a Mania Award presented by Wes Craven for writing the short film, Repossessed, starring JoBeth Williams, which took First Prize at six international film festivals. He wrote the short film Out There starring Harry Shearer which won First Prize at the Houston Film Festival. He wrote or produced over 100 television commercials and industrial films

whose awards include Information Film Producers of America Gold Award, Int. Communication First Place Award, and Int. Industrial Films Creative Excellence Award. Mr. Christianson has a BA from William & Mary College and an MBA from UCLA Anderson School of Management. He is a deacon of his church and an Eagle Scout.

John Lant

Since April 2018, John Lant has been part-time as co-founder, lead producer and Managing Member of WCB Productions LLC. working a few hours a week. His work hours will increase to 10 hours a week when the show goes into pre-production. Since April 2017, he has been lead producer of ICFB Productions LLC which opened "It Came From Beyond" Off-Broadway in April 2018 at St. Luke's Theatre which he runs with two other musicals he produced running Off-Broadway – "Frankenstein: A Musical" which has run for a year and "Wicked Frozen: A Musical Parody" which opened recently. John's main job has been running the three theatres at Carnegie Hall since 2007 as its Production Manager with over 850 events being produced each year. He recently produced the musical "Fabulous!" which had 150 Off-Broadway performances and is being licensed to theatres around the world. He produced and directed three staged readings of the upcoming musical "Marilyn Exposed" starring Kelsey Youmans as Marilyn Monroe. Lant is an award-winning producer, director, writer, lighting and set designer, in New York and Los Angeles, with over 300 productions to his credit. He worked on several national tours of musicals including "Phantom of the Opera", "Evita", "Singin' in the Rain", "One Mo' Time", "Gypsy" and "The Three Musketeers" as well as tours of Bruce Springsteen, Madonna, and The Beach Boys. He has won DramaLogue Awards, Diamond Awards, NAACP Awards, LA Weekly Awards and a television Emmy Award. He professionally apprenticed at the Alliance Theatre in Atlanta, and in New York with the Lincoln Center, Julliard, Circle Rep, and Circle in the Square. Film and TV work includes crew on Army of Darkness, The Hard Way, Year of the Dragon and King of New York, puppeteer for the Power Rangers and graduate of the CBS Directing Workshop Program. Lant received the California Service Award from the State Legislature for his Community Outreach and Service to the Arts in 2000 and 2001, and received Award of Excellence in Direction in Long Beach. He received 2 Letters of Recognition from the State of California for his theatre company's work on Domestic Violence in 2008 and 2009. He lives with author Joan M. Kessler and his beloved dog Sierra.

Number of Employees: 3

Related party transactions

The Company has not conducted any related party transactions.

<p style="text-align:center">**RISK FACTORS**</p>

These are the principal risks that related to the company and its business:

- **Risks Related to the Company's Business and Industry** 1. To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing. We are a startup Company and our business model currently focuses on our play's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately March 2019 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices. Our future funding requirements will depend on many factors, including but not limited to the following: * The cost of expanding our operations; * The financial terms and timing of any collaboration, licensing or other arrangements into which we may enter; * The rate of progress and cost of development activities; * The costs of filing, prosecuting, defending and enforcing our intellectual property rights; * The cost and delays in the production of our play that may result from changes in regulatory requirements applicable to our play; * Sales and marketing efforts to bring our play to market; * Lack of market acceptance of our play. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional revenue participation rights or debt securities, such revenue participation rights or debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our intellectual property, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our production and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition. 2. We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of New York on April 23, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company. 3. Our management team has limited experience and has not managed a business with similar risks and challenges specific to our business. Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations. 4. In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. 5. The development and commercialization of our play is highly competitive. We face competition with respect to any plays that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of plays and thus may be better equipped than us to develop and commercialize plays. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their plays more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our play will achieve initial market acceptance and our ability to generate meaningful additional revenues from our product. 6. In general, demand for our play is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our consolidated financial results. 7. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Cornell Christianson and John Lant who are producers of the play that our Company plans to develop. The

Company has or intends to enter into employment agreements with Cornell Christianson and John Lant although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Cornell Christianson or John Lant or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. 8. Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Cornell Christianson and John Lant in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Cornell Christianson or John Lant die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. 9. We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. 10. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements. 11. Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. 12. Changes in government regulation could adversely impact our business. The media and entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our play is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our play is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business. 13. We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies. We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations. 14. We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations. 15, Piracy of the

Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses. The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful. 16. Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase. We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute our films and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance. 17. There is substantial uncertainty that we will continue operations as a going concern, in which case you could lose your entire investment. Our future existence remains uncertain. We were only recently formed, have generated no revenues to date and will have losses from our operations before we are able to generate revenues. We will require additional capital to execute our business plan. This means that there is substantial doubt that we can continue as a going concern for the next twelve months unless we obtain additional capital to pay our bills and debts and execute our plan of operations. 18. Our success is primarily dependent on audience acceptance of our play, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of our play because the revenue derived from the distribution of a play (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a play also depends upon the public's acceptance of competing plays, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. The economic success of a play is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our play content or to have the play effectively marketed, the commercial success of the play will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that the play will generate enough revenue to offset its distribution, fulfillment services and marketing costs. 19. There are significant risks associated with the commercial theatre industry. The completion and commercial success of a play are extremely unpredictable, and the commercial theatre industry involves a substantial degree of risk. Commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a play also depends upon other factors, such as: • talent and crew availability; • financing requirements; • distribution strategy, including the time of the year and the number of theatres; • the number, quality and acceptance of other competing plays released into the marketplace at or near the same time; • critical reviews; • the availability of alternative forms of entertainment and leisure time activities; • piracy and unauthorized recording, transmission and distribution; • general socioeconomic conditions and political events; and • other tangible and intangible factors. All of these factors can change and cannot be predicted with certainty. In addition, theatre attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a play during a period of relatively low theatre attendance is likely to affect the play's box office receipts adversely.

- **Risks Related to the Securities** 20. The Investor Non-Managing Membership Units do not entitle the Purchasers to a share in any Company revenue other than revenue generated by the Play. If the Play fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces and distributes other plays or obtains revenues from other sources since the Investor Non-Managing Membership Units only provide a right to share in the revenues of the "Wicked City Blues" play. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single play. The Investor Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the revenues generated by the "Wicked City Blues" play in the aggregate (i.e., as a group). Accordingly, your interest in such revenue share will be diluted as additional investors are brought in to fund the costs of the production of the play. Your funds will be among the initial funds used to begin production of the play. As additional costs are incurred more investors will be brought in to cover those costs. Both the Purchasers participating in this offering (you) and future investors who provide capital to the company will share in the 50% revenue share. Accordingly, your participation in that revenue share will be diluted as more investors receive revenue participation units in the future. Furthermore, if the cost of producing the play is more than expected, then a significant amount of additional investor funds may be needed and your percentage of such 50% revenue share could be significantly diluted.

- **21. The Investor Non-Managing Membership Units will not be freely tradable** 21. The Investor Non-Managing Membership Units will not be freely tradable until one year from the initial purchase date. Although the Investor Non-Managing Membership Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Investor Non-Managing Membership Units. Because the Investor Non-Managing Membership Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Investor Non-Managing Membership Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

- **22. Neither the Offering nor the Securities have been registered** 22. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

- **23. No Guarantee of Return on Investment** There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

- **24. A majority of the Company is owned by a small number of owners.** Prior to the offering the Company's current owners of 20% or more are the two Managing Members who beneficially own 100.0% of the Company. After the offering, they will own a minimum of 50.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

- **25. The Company has the right to extend the Offering deadline.** The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

- **26. There is no present market for the Securities and we have arbitrarily set the price.** We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Cornell Christianson, 50.0% ownership, Managing Membership Units
- John Lant, 50.0% ownership, Managing Membership Units

Classes of securities

- Managing Membership Units: 1,000

  Voting Rights

  Investor Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Investor Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

  Investor Non-Managing Membership Unit Recoupment Rights

  After deduction of production expenses, running expenses, repayment of loans and a reserve established, the remaining Gross Receipts, if any, shall then be applied 100% to the Investor Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital has been distributed to the Investor Non-Managing Members (referred to herein as "Recoupment"),

  After Recoupment Rights

  After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows:

  An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Investor Non-Managing Members with each Investor Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Investor Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

  Right to Receive Liquidation Distributions

  If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Investor Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Investor Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

- Investor Non-Managing Membership Units: 0

Voting Rights

Investor Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Investor Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

Investor Non-Managing Membership Unit Recoupment Rights

After deduction of production expenses, running expenses, repayment of loans and a reserve established, the remaining Gross Receipts, if any, shall then be applied 100% to the Investor Non-Managing Members as a repayment of the Original Capital until such time as an aggregate amount equal to the Original Capital has been distributed to the Investor Non-Managing Members (referred to herein as "Recoupment"),

After Recoupment Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows:

An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Investor Non-Managing Members with each Investor Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Investor Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

Right to Receive Liquidation Distributions

If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Investor Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Investor Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

What it means to be a Minority Holder

As a holder of Investor Non-Managing Membership Units, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Investor Non-Managing Membership Units give the Purchasers in this offering and any additional purchasers of those units in the future a right to share in 50% of the Adjusted Net Profits generated by the "Wicked City Blues" play in the aggregate (i.e., as a group). Accordingly, your interest in such net profit share will be diluted as additional investors are brought in to fund the costs of the production of the play.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have opened the musical, which we do not anticipate occurring until March 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Financial Milestones

Our theatre features 175 seats in a prime location and approximately 65% of the seats are expected to be sold with a ticket price of $59. The number of weeks needed to recoup the investors' money, if at all, will depend on how many performances there are per week. The number of performances will depend on how much money is raised in the offering.

Proceeds from the Minimum offering will allow us to open the show Off Broadway in a limited way by sharing the theatre with another show and having one performance a week. Twice the Minimum or $20,000 will allow two performances a week. $60,000 will allow four performances a week. Reaching the Maximum offering of $86,500 will allow six performances a week and will provide funding for a strong marketing campaign and a reserve for emergencies.

After 28 Off-Broadway performances, the company wishes to bring in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

We have a theatre in Los Angeles committed to kicking off the national tour of the show, the Brick House Theatre in the NoHo Arts District, which we expect to open in six months after the Off-Broadway opening.

Liquidity and Capital Resources

The show is ready to go. Minimal funding is required to open the show in New York – since we have components of the show that ran in Salt Lake City. We already have the staging and choreography by Ovation Award-winning director-choreographer (Brian Paul Mendoza "Oliver"), the music, the recorded sound effects, the 1940s film noir video projections to be used in the show, the costumes, the props, the set design, the special effects, the graphic design, the marketing email lists and the legal rights to use in the show film clips from several 1940s film noir movies owned by Wade Williams.

Proceeds from the Minimum offering will allow us to open the show Off Broadway in a limited way by sharing the theatre with another show and having one performance a week. Twice the Minimum or $20,000 will allow two performances a week. $60,000 will allow four performances a week. Reaching the Maximum offering of $86,500 will allow six performances a week and will provide funding for a strong marketing campaign and a reserve for emergencies.

We have several corporate sponsors who have indicated interest in funding our national tour based on seeing the show first in New York. We have several Chinese investors who are interested in funding our tours of China and Japan but first want to see the show in New York.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$100,000.00

Based on comparable Off Broadway shows produced by John Lant that ran for six months at four nights a week.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$86,500
Less: Offering Expenses		
6%	600	5,190
Escrow Fees	0	0
Professional Fees	0	0
Net Proceeds	9,400	81,310
Use of Net Proceeds:		
Production Expenses	7,000	10,000
Rehearsal Expenses	3,000	3,000
Electric and Sound	2,000	3,000
Crew and Equipment	2,000	4,000
Marketing Costs	2,400	50,000
Social Media/E-mail	2,400	30,000
Media	0	20,000
Reserve	0	21,310

Production	0	4,000
Marketing	0	17,310
Total Use of Net Proceeds	9,400	81,310

We are seeking to raise $86,500 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. Minimal funding is required to open the show in New York – since we have components of the show that ran in Salt Lake City which will save us a lot of expense money. Combined with the lower costs of having a theatre that our producer's operate and a production plan that uses a lean crew, we can open the show with very little money. And we already have the legal rights to use in the show film clips from 1940s film noir movies.

We have agreed to pay Start Engine Capital LLC ("StartEngine") which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised by StartEngine, $600 if we only raise the Minimum amount and $5,190 if we reach the Maximum offering amount. The net proceeds of this offering, whether the Minimum or the Maximum amount is reached, will be used to open our musical in an Off-Broadway theatre. The amount of money raised will determine how many performances per week we can have. The identified uses of proceeds are subject to change at the sole discretion of the Managing Members based on the business needs of the Company.

Irregular Use of Proceeds

No plans for any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on its website www.wickedcityblues.net in the section labeled "Annual Report". The annual reports will be available within 120 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WCB Productions LLC

[See attached]

WCB Productions

c/o St. Luke's Theatre
308 W. 46th Street
New York, NY 10036
310-985-1024

I, Cornell Christianson, the President and Managing Member of WCB Productions LLC, hereby certify that the financial statements of WCB Productions LLC and notes thereto for the period from inception (April 23, 2018) and ending June 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ending June 30, 2018 the amounts reported on our tax returns were total income of $ 0.00; taxable income of $ 0.00 and total tax of $ 0.00.

IN WITNESS THEREOF, this President's Financial Statement Certification has been executed as of July 13, 2018.

Cornell Christianson

Managing Member

July 13, 2018

WCB PRODUCTIONS LLC

FINANCIAL STATEMENTS (UNAUDITED)

From inception (April 23, 2018) through June 30, 2018

WCB Productions LLC

Index to Financial Statements
(Unaudited)

WCB PRODUCTIONS LLC

BALANCE SHEET

AS Of June 30, 2018
(Unaudited)

Assets	
Cash and cash equivalents	$ 00.00
Total assets	$ 00.00
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 00.00
Total liabilities	$ 00.00
Members' equity	
Members' equity	$ 00.00
Total members' equity	$ 00.00
Total liabilities and members' equity	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF OPERATIONS

From inception (April 23, 2018) through June 30, 2018
(Unaudited)

Revenues	$ 00.00
Operating Expenses	
General and administrative	$ 00.00
Total Operating Expenses	$ 00.00
Income (loss) before income taxes	$ 00.00
Income tax expense	$ 00.00
Net income (loss)	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

From inception (April 23, 2018) through June 30, 2018
(Unaudited)

Balance at inception (April 23, 2018)	$ 00.00
Net income (loss)	$ 00.00
Balance at June 30, 2018	$ 00.00

Managing Member Units

Balance at inception (April 23, 2018)	
Cornell Christianson	500 units
John Lant	500 units
Net gain (loss)	00.00
Balance at June 30, 2018	
Cornell Christianson	500 units
John Lant	500 units

See accompanying notes

WCB PRODUCTIONS LLC

STATEMENT OF CASH FLOWS

From inception (April 23, 2018) through June 30, 2018
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ 00.00
Net cash provided by (used in) operating activities	$ 00.00
Net increase (decrease) in cash	$ 00.00
Cash and cash equivalents at inception	$ 00.00
Cash and cash equivalents at June 30, 2018	$ 00.00
Supplemental disclosure of cash flow information	
Income taxes paid	$ 00.00
Interest paid	$ 00.00

See accompanying notes

WCB PRODUCTIONS LLC

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2018
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

WCB Productions LLC was formed on April 23, 2018 ("Inception") in the State of New York. The financial statements of WCB Productions LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York City.

The Company will be producing "Wicked City Blues aka Naked City Blues" which is an original 1940s film noir musical-comedy that was successful in Utah and now will be opening in New York at a top Off-Broadway theatre to be produced by leading Off-Broadway producers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The company has a limited operating history and has not generated revenue flow from intended operations. Revenue flow is not expected until the show opens Off-Broadway but there is no guaranty that it will open or produce revenues.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the show when the show opens Off-Broadway but there is no guaranty that it will open or produce revenues.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the investors are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBER'S EQUITY

There has been no change in Managing Members' Equity during the period of these financial statements, with Cornell Christianson and John Lant each retaining 500 managing member units.

Investor Non-Voting Members will retain 100% of Adjusted Gross Receipts after payment of Production Expenses, Running Expenses, Loans and a Reserve (See Operating Agreement).

After 100% Recoupment: Investor Non-Voting Members will retain 50% of Net Profits from the New York production and after 28 performances will share in income streams from cast CD, national tours including Los Angeles, Chicago and Toronto, international tours including China and Japan, screenplay, film/TV rights, sequels, merchandising, product placements, sponsorships, colleges, high schools and community theatres according to standard Off-Broadway business practices.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2018, the issuance date of these financial statements and before July 15, 2018. There have been no other events or transactions during this time which would have a material effect on these financial statements.

6

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WCB PRODUCTIONS LLC OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made in the City of New York, State of New York, and is effective as of June 2, 2018 between and among the parties signatory hereto.

W I T N E S S E T H:

1. **THE COMPANY, PURPOSE**.

1.1 The parties hereto (sometimes hereinafter jointly and severally referred to as
the "Managing Members") hereby form a Limited Liability Company under Section 203 of the Limited Liability Company Law of the State of New York (the "Company"), for the sole purpose of conducting in New York City and elsewhere in and outside the United States, its territories and possessions, Canada, the United Kingdom, Australia, and New Zealand the business of theatrical producers in connection with the musical stage play entitled "Wicked City Blues aka Naked City Blues" ("the Play"), story written by Cornell Christianson and the book, music and lyrics written and composed by Norman E. Thalheimer (collectively, the "Author").

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the
Company's business activities shall be limited to the management, production, and presentation of the Play and exploitation of such other rights in the Play as owned or controlled by the Company pursuant to the Option Agreement entered into with the Author of the Play on or about April 24, 2018 (See Paragraph 25 Option Agreement with Author.)

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about April 23, 2018, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written executed agreements, by them. The Managing Members further agree that all other rights acquired or which may be acquired relating to the Play by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect
to presentations of the Play shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.1.

2. **THE MEMBERS OF THE COMPANY**. The members of the Company shall be the
Managing Members and the Investor Non-Managing Members (collectively "Members"):

2.1 The Managing Members shall be: Cornell Christianson ("Christianson") and John Lant ("Lant") (collectively "Managing Members).

2.2 Membership Units. The Company is authorized to issue a total of 2,000
Membership Units consisting of two classes, including 1,000 Managing Membership
Units and 1,000 Investor Non-Managing Membership Units.

Ownership of Membership Units as of date of this Agreement:

Cornell Christianson	500 Units	Managing Membership Units
John Lant	500 Units	Managing Membership Units
Authorized to sell	1,000 Units	Investor Non-Managing Membership Units

2.3 Voting Rights. Investor Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Investor Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be the Producers of the Play. As compensation for their services as Producers of the Play, Messrs. Christianson and Lant, will be entitled to receive, with respect to the Off-Broadway Production of the Play in New York City, a Producers' Management Fee equal to three percent (3%) of Gross Weekly Box Office Receipts for each week of the Off-Broadway Production's run, the payment of which shall be distributed in shared in equal amounts to them. It is anticipated that a Producers' Management Fee, within customary industry parameters, will be charged with each subsequent production of the Play.

2.5 The Investor Non-Managing Members of the Company (the "Investor Non-Managing Members") shall be all of the parties signing hereto as Investor Non-Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Investor Non-Managing Members, and/or permit Investor Non-Managing Members to increase their respective interests in the Company without obtaining the consent of any Investor Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Investor Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Investor Non-Managing Members without the written consent of the Managing Members.

2.7 Producer's credit shall be given to the Managing Members as follows and in this order: John Lant, Cornell Christianson, and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the Play in New York City shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. **NAME, OFFICE LOCATION**.

3.1 The Company shall be conducted under the name of WCB Productions LLC.

3.2 The location of the office of the Company shall be c/o St. Luke's Theatre, 308 W. 46th St, New York, NY 10036 (or at such other office as the Managing Members(s) shall elect). Until further notice, said address is the place to which the Secretary of State shall mail a copy of any process served on it as an agent of the Company and to which all mail shall be sent to the Company. The Managing Members shall notify the Investor Non-Managing Members in writing of any change in location of the office of the Company.

4. **ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION**.

4.1. The Company commenced on or about April 23, 2018 upon the filing of the Paragraphs of Organization and Certificate of Limited Liability Company in the Department of State, Division of Corporations, State Records, of the State of New York.

4.2 The aggregate capital contributions of the Investor Non-Managing Members shall be a minimum of ten thousand dollars ($10,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of one hundred thousand dollars ($100,000.00 U. S. Dollars) ("Total Capitalization"). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by June 1, 2019, unless the Offering is extended by the Managing Members.

4.2 The Company shall terminate upon *January 1, 2060* or the sooner occurrence of any of the following: (i) the Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any; (ii) a date fixed by the Managing Member after abandonment of all further Company activities; or (iii) any other event causing the dissolution of the Company under the laws of the State of New York. Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

4. On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.5 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed in the State of *New York,* and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. **SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER**.

5.1 If a Investor Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Investor Non-Managing Members would have had if he had not died or become insane, and the share of such Investor Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Investor Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Investor Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Investor Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Investor Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Investor Non-Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Investor Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become an Investor Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by an Investor Non-Managing Members unless the Managing Members consents thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Investor Non-Managing Member shall have the right to become a substituted Investor Non-Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Investor Non-Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. **THE CAPITAL OF THE COMPANY**.

6.1 Each of the parties signatory hereto as a Investor Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.2 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Investor Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

> 6.2(a) the Managing Members right to add additional Investor Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.4 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Investor Non-Managing members to commence the production activities, including but not limited to the payment of Production expenses, Running Expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Members will execute the Certificate of Limited Company of the Company solely as a Managing Members and shall otherwise, for purposes of be treated as an Investor Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Investor Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the Play and may or may not use the capital contributions to pay Production Expenses, Running Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement: (i) the term "capital contributions" of Investor Non-Managing Members shall mean the amounts which the Investor Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Investor Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, Running Expenses or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Investor Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Actors' Equity Association, theatres and other unions or organizations. Investor Non-Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Investor Non-Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Investor Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment to such theatre or union of cash in the amount of the bond or guaranty. Gross Receipts will be paid to the theatre or union to release such bond or guaranty prior to the payments to the Investor Non-Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) from its stage presentations of the Play, (ii) from the disposition or exploitation of any of its rights in the Play, (iii) from the disposition of its physical assets acquired with funds of the Company, and (iv) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the Play prior to the opening of the Off-Broadway production including the presentation(s), if any, of showcase, and/or regional production(s) of the Play prior thereto, or in connection with other presentations of the Play produced by the Company using funds accumulated in the ReserveFund (as defined below), including without limitation, fees, advances and/or other compensation of the Authors, director, designers, cast, general manager, company manager, business manager, theater party representatives, production assistants and production secretaries (none of which parties before referred to need render its services exclusively in connection with the Play); cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Actors Equity Association or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, theater costs and expenses, preliminary advertising, post-opening advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the theatrical industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre-production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Running Expenses" shall be deemed to mean all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of the Play, including, without limitation, percentage royalties payable to the Author, director, to the Managing Members as a producer's management fee and other parties; salaries and other compensation of cast, designers, stage managers, general manager, company manager, business manager, theater party representatives, production associates, production assistants, production secretaries (none of which parties before referred to need render its services exclusively in connection with the Play), production supervisor and stage hands; theater costs and expenses, theater rentals, transportation charges, office facilities, insurance, legal and auditing expenses, advertising, publicity and promotion expenses (including the right to engage an advertising agency at the usual commission and to contract for additional payments for merchandising, exploitation, sales promotion and publicity), commissions paid to theater party agents, brokers, telephone sales and credit card companies, Telecharge and similar types of organizations, rentals of equipment, lighting, props and other Paragraphs from parties (including the General or Investor Non-Managing Members of the Company), miscellaneous supplies, taxes of whatsoever kind or nature, other than income taxes of the individual Partners, and any and all other expenses usually included in the term "Running Expenses." The term "Running Expenses" shall also include any portion of the gross weekly box office receipts or Gross Receipts of the Company payable to any other person or firm rendering or furnishing services or materials or granting rights to be used by the Company in or in connection with the production or presentation of the Play or the exploitation of any of the rights therein.

7.1(d) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(a) and 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), Running Expenses and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) Third, to the establishment of a reserve (the "Reserve Fund"), and any other cash reserve, in the amounts of which shall be determined by the Managing Members in their sole discretion from time to time, for anticipated debts, liabilities, expenses and working capital (plus the amount of any bonds, deposits, and other recoverables), the remainder of which reserves shall be distributed upon the termination and liquidation of the Company as described in Paragraph 10;

7.2(d) Fourth, until such time as an aggregate amount equal to the Original Capital has been distributed, or is available for distribution, to the Investor Non-Managing Members (referred to herein as "Recoupment"), the remaining Gross Receipts, if any, shall then be applied 100% to the Investor Non-Managing Members as a repayment of the Original Capital, which amount shall be repaid at least semi-annually with a statement of operation to each Investor Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Investor Non-Managing Membership Units;

7.2(e) Fifth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed pursuant to Paragraph 8 1(a).

7.2(f) Gross Receipts, Production, Running and Other Expenses, and Recoupment shall be calculated on a company-by-company basis.

8. **DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT**. Following Recoupment, Gross Receipts shall be applied and distributed as follows:

8.1 First, to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants.

8.2 The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied at least on an annual basis as follows:

8.3 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Investor Non-Managing Members with each Investor Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Investor Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.4 The Managing Members retain the right to pay to any person or entity (including, without limitation, any Investor Non-Managing Members or any person providing loans to the Company or any person providing services or assistance to the Managing Members or the Company or "Finder's Fee" to those who assist in securing capital contributions for the Company) any share of the Managing Members share of Adjusted Net Profits for any reason whatsoever subject to the following:

8.4(a) Managing Members may not receive a Finder's Fee for any capital contribution that they secured for any production of the Play.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraphs 11 and 12 hereof, said latter provisions shall prevail.

8.6 By executing this Agreement, the Investor Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Investor Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES, LIMITED LIABILITY OF MEMBERS**. Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Investor Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Investor Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.3.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Investor Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. **ABOUT DISTRIBUTIONS**.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.3 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(c), before making any distribution to the Members. All such cash in excess of the Reserve Fund shall be distributed as provided for in Paragraph 12

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the Reserve Fund so accumulated shall not have been fully used, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Investor Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Investor Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company or (if there be more than one) of all companies presenting the Play under the management of the Company and the abandonment of further intention of producing the Play, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

> 10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

> 10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Investor Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the Play shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the Play theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Investor Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Investor Non-Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. **TAXES**.

11.1 Anything herein to the contrary notwithstanding. Members must not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Limited Liability Company Interests in the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports which may be required, prepared and furnished in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include the Theatrical Syndication Finance Act and the regulations issued pursuant thereto, if applicable. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Managing Member to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 Each Member hereby agrees that the Managing Members may cause the Company to elect pursuant to the appropriate U.S.Treasury Regulations, that the following undertakings are separate activities from each other: (i) a *New York* theater production of a Play; (ii) any subsequent touring or non-touring productions of a Play and (iii) dispositions of subsidiary rights in a Play. Such election shall be made in the sole discretion of the Managing Members and shall not be deemed in any manner to be a representation or warranty by the Managing Members or the Company of any particular tax treatment.

11.3 Each Member further agrees that he/she will not treat any Company item inconsistently on his/her individual income tax return with the treatment of the item on the Company return and that he/she will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Managing Member, which authorization may be withheld in the complete discretion of the Managing Member.

11.4 Each Investor Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each Investor Non-Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Investor Non-Managing Members. Each Investor Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 The Managing Members shall cause the Company to elect, under Temporary Treasury Regulations, that the various undertakings of the Company, including but not limited to sit-down and touring productions of the Play in the United States and Canada after or simultaneously with the Off-Broadway production, and the right to receive the Company's share of subsidiary rights income, shall each constitute a separate undertaking.

11.6 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as it deem appropriate.

12. **DISTRIBUTION OF CASH FLOW**.

12.1 Subject to Paragraph 8 above, "Cash Flow" for each calendar year shall be distributed no less than semi-annually among the Members and Net Profit participants (as said term is defined in Paragraph 8.1) within ninety (90) days in the following order of priority:

12.1(a) First, to the Investor Non-Managing Members in proportion to their unRecouped capital contributions until same have been repaid in full.

12.1(b) Second, to the Net Profits participants (if any) with respect to their share of the Net Profits.

12.1(c) Thereafter, the remaining Cash Flow shall be distributed fifty (50%) percent to the Investor Non-Managing Members, with each receiving his/her pro rata share thereof, and fifty (50%) percent to the Managing Members. Payments to third parties out of the Managing Members' share of Adjusted Net Profits shall, for purposes of allocating Cash Flow between the Investor Non-Managing Members and the Managing Members, be deemed to have been first distributed to the Managing Members and then paid over by the Managing Members to the persons entitled to receive such payments.

12.2 Solely for the purpose of making determinations under this Paragraph, the monthly financial report prepared by the accountant for the Company shall be used, but the foregoing shall not be deemed a waiver of the Investor Non-Managing Members' rights under Paragraph 14.

13. BANK ACCOUNT.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts at Chase Bank, designated as the "WCB Productions LLC Theater Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Investor Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. BOOKS AND RECORDS.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Investor Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

14.2 If applicable, the Managing Members shall have the right to apply for and may receive an exemption from the accounting requirements as set forth in Article 23.03 of the Arts and Cultural Affairs Law of the State of New York or in the applicable regulations promulgated thereunder.

15. CERTAIN RIGHTS OF THE MANAGING MEMBERS.

15.1 The Managing Members shall render in connection with the theatrical productions of any Plays such services as are customarily and usually rendered by theatrical Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to all productions of Plays. This is not the only project of the Producer which will engage in other businesses;

15.2 The Managing Members shall have the right to apply for an exemption from any applicable accounting requirements set forth in *Article 23 of the Arts and Cultural Affairs Law of the State of New York* or in the applicable regulations promulgated thereunder, as such law or regulations may be amended from time to time;

15.3 The Managing Members shall have the right to amend this Agreement from time to time by filing a Certificate of Amendment or a Certificate of Correction, whichever is appropriate to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managing Members shall have the right to delegate the duties set forth in this paragraph to a General Manager of a Play, and to other employees if appropriate and in accordance with the laws of the State of *New York.*

15.5 The Managing Members, and/or any person, Company, corporation or other entity in which the Managing Members are in any way interested, may:

15.5(a) Furnish or cause to be furnished electrical equipment, drapes and/or props at the prevailing rates therefore, with all monies received therefore to belong solely to the party furnishing such equipment for its sole benefit and account, and not for the account of the other Partners or the Company.

15.5(b) Enter into an agreement with the Company with respect to publication and sale of souvenir programs, food and beverages, and various merchandising items, which agreement shall be on terms at least as favorable as may otherwise be available for comparable items or services in the theatrical industry from unrelated parties, and all monies received therefore to belong solely to the parties furnishing said merchandising items and souvenir programs for its sole benefit and account, and not for the account of the other Partners or the Company.

15.5(c) Enter into a theater booking agreement with the Company providing for the booking of a theater, owned and/or operated by a Managing Members, and all monies received therefore shall belong solely to the party furnishing said theater for its sole benefit and account, and not for the account of the other Partners or the Company.

15.5(d) Furnish other properties and/or services for the Company as a third person in return for fair compensation, including but not limited to acting as a local presenter of the Play, for its sole benefit and account and not for the account of the other Members or the Company; provided, however, that neither the Managing Members nor any other person, Company, corporation or other entity may receive compensation for services customarily rendered by a Managing Members of a theatrical limited Company in his/her status as a Managing Members, except as otherwise provided herein.

15.5(e) Exercise any of the rights herein granted to the Managing Members   even though it may have a conflict of interest as a recipient of weekly office expense charges and a producer royalty.

15.6 Furthermore, the Managing Members may, in their sole discretion, co-produce the Play with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Investor Non-Managing Members.

15.7 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become a Investor Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.8 The Managing Members may, in their sole discretion, furnish or cause to be furnished union and theater bonds and guarantees instead of using Company funds for this purpose, in which case, as set forth in Paragraph 7.2(c), before any of the capital contributions are repaid or Adjusted Net Profits of the Company distributed to any of the Investor Non-Managing Members, all funds otherwise available for such purposes will be set aside and paid over to the persons so furnishing said bonds and guarantees or will be paid over to the union(s) or theater(s) in substitution for and in discharge of said bonds and guarantees. In consideration of any of such party(ies) furnishing such union and theater bonds and guarantees, the Managing Members may agree that the Company will pay such party such interest or share of Net Profits as it may deem appropriate, but if the Managing Members puts up any of such bonds or guarantees, the Managing Members will not make any charge therefore but the provisions of the preceding sentence will nevertheless apply. If any party posts the required union and theater bonds and guarantees and so elects, he can become a Investor Non-Managing Member with his/her contribution being deemed to be the amount of said bonds and guarantees.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may not be amended without the consent of all the Members who would be adversely affected by an amendment that:

(i) modifies the limited liability of a Member;

(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

(iii) affects the status of the Company for federal income tax purposes.

16. **CONDUCT OF THE COMPANY**.

16.1 The Investor Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. An Investor Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Investor Non-Managing Member to undertake at the Company's behest.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company. In this connection, the Managing Members agrees to render and shall be the sole party rendering the services customarily and usually rendered by theatrical producers in connection with the Play, with all full power thereof. Without in any way limiting the foregoing, and subject to the Authors approval rights as set forth by the Option Agreement, the Managing Members shall have the right to change the Play, to select and change the cast, director, designers and other personnel used in or in connection with the production as well as the sets, costumes, props and lighting thereof and fix the terms and conditions of the contract with each such party and amend any such contract, as it deem appropriate. The Managing Members shall also have the right to fix the prices of tickets; to determine where the Play shall first be presented; to determine each city in which the Play is to be presented and the opening and closing dates of each company in each city in which it is presented; to abandon the production of the Play at any time, including prior to its first public showing in North America; to select the theater or theaters at which the Play shall be presented and to fix the terms of the deal(s) therefore and to cancel and/or amend any such contract; all as it deem advisable; and to determine if an additional company or companies shall be formed by the Company to present the Play; and to fix the terms of the deal with any party to whom the Company shall assign or sublease any of its production rights; and to fix the terms and conditions of the contract with each other party with whom the Company shall make a contract; and to cancel and amend the terms of any such contract, as it may deem appropriate.

16.2 The Managing Members will devote as much non-exclusive time to the business of the Company as may be necessary; it being understood that it shall have such assistants as may be required.

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Investor Non-Managing Members for any loss or liability resulting from:

16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or

16.3(b) The inability to render services as Managing Members for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 Except as hereinafter set forth, the Company (but not the Investor Non-Managing Members personally) shall indemnify and hold harmless the Managing Members and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managing Members or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Investor Non-Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including theatrical enterprises, whether or not such other theatrical enterprises shall be in competition with the Play, and each of it also has the right to render services to other parties.

17. **NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE**.

17.1 No Investor Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managing Members elect not to deposit said funds in an interest bearing account. It is solely is at the discretion of the Managing Members to deposit capital contributions or the Gross Receipts of the Company in an interest bearing account. If the Managing Members elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Investor Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Investor Non-Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non-Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Investing Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Investor Non-Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

18. **SUBSEQUENT PRODUCTIONS, COMPANIES**.

18.1 The Managing Members have the right, if they deem it advisable, to produce or co-produce with any other party an additional company or companies in the United States, its territories and possessions, Canada, the United Kingdom, Australia, and New Zealand after the original company of the Play shall have been produced by the Company and presented in New York City for twenty-eight (28) consecutive performances.

18.2 If the Play has been produced by the Company and presented in New York City for twenty-eight (28) consecutive performances, the Company has the right of First Negotiation and First Refusal with the Author to produce the Play in Europe, Japan, China, and the Republic of Korea and this Paragraph shall pertain to the Company's rights to exercise this option. If additional funds are needed therefore, it shall have the right to seek such funds from such sources on such terms as it deem advisable. The Managing Members shall also have the right to fix the terms of any co-production agreement with third parties.

18.3 The Managing Members, the Investor Non-Managing Members, or any of them, may be personally associated in any way with any person, Company, corporation or other entity which may produce or co-produce another company of the Play, and may receive compensation therefore for their sole benefit and account, and not for the account of the other Members or the Company; provided that where such entity procures from the Company the license to produce such production, it shall pay the Company the customary fees and royalties for its said license.

19. **NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY**.

19.1 No Managing Members or Investor Non-Managing Members may borrow money from the Company.

19.2 After the closing of the Offering, no additional Managing Members or Investor Managing Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. **ADDITIONAL DOCUMENTS**.

20.1 At any time, upon the request of the Managing Members, each Investor Non-Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of New York, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Investor Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

      20.1(a) A Certificate of Limited Company, as required under the laws of the State of New York;

      20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;

      20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with New York Department of State.

      20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Investor Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. **RETURN OF CONTRIBUTIONS**.

Unless agreed to in writing by all of the Members, the Investing Non-Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. **USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION**.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by an Investor Non-Managing Member unless the Investor Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. **REPRESENTATIONS AND WARRANTIES**.

23.1 Each Investor Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Investor Non-Managing Members that:

23.1(a) The Investor Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Investor Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Investor Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Investor Non-Managing Member and constitutes the valid and binding obligation of such Investor Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Investor Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Investor Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Investor Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Investor Non-Managing Member confirms that, in making his/her investment decision, the Investor Non-Managing Member has relied solely upon independent investigations made by the Investor Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the Investor Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Investor Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Investor Non-Managing Member acknowledges that the Managing Members have offered the Investor Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Investor Non-Managing Member will suffer no material adverse change in its financial condition if the Investor Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Investor Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Investor Non-Managing Member with the intent that they be relied on by the Managing Members in determining the Investor Non-Managing Member's suitability as a Investor Non-Managing Member.

24. **MISCELLANEOUS**.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Investor Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 This Agreement shall be construed under the laws of the State of New York without regard to the principles of conflict of laws. Except as otherwise set forth herein, the parties submit to the exclusive jurisdiction of the competent State or Federal courts of New York County.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Investor Non-Managing Member must be determined, each Investor Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Investor Non-Managing Member's contribution represents of the aggregate contributions of all the Investor Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

25. OPTION AGREEMENT WITH AUTHOR.

On April 24, 2018, the Company entered into an Option Agreement with the Author, a copy of which may be obtained from the Company's counsel upon request, for the rights to produce the Play. The Option Agreement adheres to the industry standard for an Off-Broadway musical play and incorporates some of the terms and provisions of the Dramatist Guild Inc.'s Approved Production Contract (the "APC") notwithstanding that Messrs. Christianson and Thalheimer are not members of the Dramatist Guild and the Managing Members are not signatories to the APC.

The principal rights and obligations under the Option Agreement are summarized below (references in the Option Agreement to the "Producer" are deemed to mean the Company):

25.1. *Production Rights*.
Pursuant to the Option Agreement, for a fee of fifty dollars (50.00 U. S. Dollars) Recoupable against royalties, the Company has the sole and exclusive right and first option to present a professional Off-Broadway commercial production of the Play in New York City ("Off-Broadway Production") to open on or before April 24, 2020. The first option may be extended for one year to April 24, 2021 for a fee of two thousand dollars ($2,000.00 U. S. Dollars). Producer must exercise the right to extend the first option prior to its expiration date. The "Territory" under the Option Agreement is the United States, its territories and possessions and Canada. If the Company Vests, then the Company will have the option of mounting and producing subsequent productions of the Play in the "Additional Territories" of the United Kingdom, Australia and New Zealand.

25.2. *Advances*.
For the rights granted under the first option, Producer agreed to pay to Author a non-returnable advance of one thousand dollars (1,000.00 U. S. Dollars), reflecting one percent (1%) of Total Capitalization, recoupable against royalties paid
to the Author. Producer shall pay the non-returnable advance to Author upon
Maximum Capitalization or on the first day of rehearsal on which Producer requires
the attendance of all Company members of the Off-Broadway Production, whichever
event shall occur first. If Producer wishes to extend the first option for an additional
one (1) year, Producer agreed to pay Author a non-returnable fee of two thousand
dollars ($ 2,000.00 U. S. Dollars) payable on or before the expiration of the first
option.

25.3. *Author's Royalties*.
Author shall receive the royalty of eight percent (8%) of the Gross Weekly
Box Office Receipts to be increased to ten percent (10%) upon the first occurrence of

either the cumulative Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.4. *Subsidiary Rights*.
Producer's Off-Broadway Production will vest ("Vest") upon presentation of twenty-eight (28) consecutive paid public performances of which only seven (7) preview performances shall be included in the calculation. If Producer's Off-Broadway Production Vests, Producer will be entitled to receive a percentage of the Author's net proceeds from the worldwide disposition of subsidiary rights. Producer shall receive an amount equal to the percentage of net receipts (regardless of when paid) specified herein below received by Author if the Play has been produced for the number of consecutive performances set forth below and if before the expiration of fifteen (15) years subsequent to the date of the last paid public performance of the Play in New York City, any of the following rights are disposed of worldwide:

        (i) Media Rights such as film or television,
        (ii) Ancillary Performances such as condensed or concert,
        (iii) Amateur Performances such as school or community theatre,
        (iv) Stock Performances such as seasonal or repertory,
        (v) Revival Performances,
        (vi) Commercial and Merchandising Uses, now known or hereafter invented:

Ten percent (10%) if the Play shall run for at least twenty-eight (28) consecutive paid performances;

Twenty percent (20%) if the Play shall run for at least fifty (50) consecutive paid performances;

Thirty (30%) if the Play shall run for at least sixty-four (64) consecutive paid performances;

Forty percent (40%) if the Play shall run for seventy-three (73) consecutive paid performances or more.

If prior to a Broadway opening, the Off-Broadway Production Vests and then Producer produces a First Class Broadway Production and becomes entitled to a different share of subsidiary rights income pursuant to the First Class Contract, Producer shall have the right to elect to receive the greater share as set forth under the Option Agreement or the share as set forth in the First Class Contract, but shall not participate in shares from both contracts. Producer shall have the right to select which of the contracts will determine the share of the subsidiary rights income that the Company is entitled to receive.

25.5. *Merchandising of Products*.
Producer has the right to create, manufacture, sell and merchandise (or have created, manufactured and sold) Commercial Use Products in the Territory and for each Additional Territory that Producer presents or licenses the rights to the Play. Producer will be obligated to pay Author, in connection with sales of Commercial Use Products at the theaters in which the Producer presents the Play, the greater of ten percent (10%) of the gross retail sales (after deduction of taxes) or fifty percent (50%) of the Producer's net receipts (i.e., the gross amounts paid less all customary third-party costs actually incurred in the creation, manufacture and sale of the Commercial Use Products), and for sales in other locations, fifty percent (50%) of the Producer's net receipts. Proceeds from the exploitation of all merchandising rights in the Play will be included in Gross receipts of Producer's production.

25.6. **Cast Albums**
If Producer's Off-Broadway Production Vests, Producer has the right to make
and sell cast albums of the Play in all audio formats. The net proceeds from the
disposition of cast album rights will be divided sixty percent (60%) to Author
and forty percent (40%) to Producer.

25.7. **Subsequent Second Class, Touring, and Sit Down Productions in the
Territories (United States, its territories and possessions, Canada)**.
If the Off-Broadway Production Vests, Producer will acquire the rights to
produce subsequent Second Class, Touring, and Sit Down Productions in the
Territories. To exercise these options for Second Class, Touring and Sit Down
Productions, Producer must give Author notice in writing no later that one (1) year
after the close of the Off-Broadway Production accompanied by the payment of a
non-returnable advance of five thousand ($5,000.00) dollars Recoupable against any
royalties generated by the tour that are paid to Authors. Author shall receive the
royalty of eight percent (8%) of the Gross Weekly Box Office Receipts to be
increased to ten percent (10%) upon the first occurrence of either the cumulative
Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue
exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.8. **Broadway Production**.
If the Off-Broadway Production Vests, Producer shall have the exclusive
option, exercisable by written notice given to Author at any time prior to the later of
(i) the expiration of the Second Option Period set forth or (ii) sixty (60) days after
the last performance of the Off-Broadway Production to acquire the right to present
the Play as a First Class production on Broadway in New York City.

25.9. **Subsequent Productions in the Additional Territories (The United
Kingdom, Australia, New Zealand)**.
If the Off-Broadway Production Vests, the Company has the right to present
Second Class Stage Performances of the Play in the "Additional Territories" preceded by tryout
performances, including but not limited to licensing the production to a third party upon written
notice to Author.

With respect to each Additional Territory, the first paid public performance of
the Play must be presented within one year after the close of the Off-Broadway
Production. Author shall receive the royalty of eight percent (8%) of the Gross Weekly Box Office
Receipts to be increased to ten percent (10%) upon the first occurrence of either the cumulative
Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding
ten million dollars ($10,000,000.00 U. S. Dollars).

25.10. **Right of First Negotiation and First Refusal**.
If the Off-Broadway Production Vests, Producer has the right of first refusal and first negotiation
with respect to the stage production rights to produce the Play in China, Europe, Japan, and The
Republic of Korea. Producer must exercise this option within two (2) years after the closing of the
Off-Broadway Production.

26. **NO THIRD-PARTY BENEFICIARIES**.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on
any person or entity.

27. **NOTICES**.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Investor Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

27.3 A copy of any notice sent by an Investor Non-Managing Member to the Company or to the Managing Members shall also be sent to Peter Breger Esq., 1560 Broadway, Suite 1101, New York, NY 10036.

28. **COUNTERPARTS**.

28.1 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managing Members agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the New York Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

MANAGING MEMBERS

_____Cornell Christianson_____   June 2, 2018_____

Cornell Christianson, Managing Member
WCB Productions LLC

_____John_Lant_____   June 2, 2018

John Lant, Managing Member   WCB
Productions LLC

INVESTOR NON-MANAGING MEMBER

IN WITNESS WHEREOF, the undersigned has executed this Agreement

Agreement on this _____ day of _____, year_____.

_____
Signature

_____

Name(s) (Printed):

_____
Home Address/Business Address

_____
Mailing Address

_____
Capital Contribution (Amount of Enclosed Check or Wire Transfer)

_____
Social Security or Federal Tax ID Numbers

_____
Telephone Numbers at which to be contacted

_____   _____
Fax Numbers   Email Address

VIDEO TRANSCRIPT (Exhibit D)

VIDEO #1: The video shows a 1940s hard-boiled detective, Mickey Morrison, who sings the song "She's Only A Dame".

VIDEO #2: The video shows nightclub owner Lars Vanderbeck and his henchman Harry the Zipper sing the duet song "Harry" accompanied by the chorus.

VIDEO #3: The video shows the cast singing the song "WAKO" which are the call letters of the radio station they are performing at. Then the cast sings the advertising jingle "Colemint" as the Sound Person performs the sound effects live on stage.

VIDEO #4: The video shows a 1940s femme fatale, Charlotte Blane, who sings the song "I Cried For You."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

WCB PRODUCTIONS LLC OPERATING AGREEMENT

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT is made in the City of New York, State of New York, and is effective as of June 2, 2018 between and among the parties signatory hereto.

W I T N E S S E T H:

1. **THE COMPANY, PURPOSE**.

1.1 The parties hereto (sometimes hereinafter jointly and severally referred to as the "Managing Members") hereby form a Limited Liability Company under Section 203 of the Limited Liability Company Law of the State of New York (the "Company"), for the sole purpose of conducting in New York City and elsewhere in and outside the United States, its territories and possessions, Canada, the United Kingdom, Australia, and New Zealand the business of theatrical producers in connection with the musical stage play entitled "Wicked City Blues aka Naked City Blues" ("the Play"), story written by Cornell Christianson and the book, music and lyrics written and composed by Norman E. Thalheimer (collectively, the "Author").

1.2 Unless otherwise agreed to in writing by all of the parties hereto, the Company's business activities shall be limited to the management, production, and presentation of the Play and exploitation of such other rights in the Play as owned or controlled by the Company pursuant to the Option Agreement entered into with the Author of the Play on or about April 24, 2018 (See Paragraph 25 Option Agreement with Author.)

1.3 The Managing Members (as defined below) agree that upon the formation of the Company on or about April 23, 2018, the Company, shall assume all of the rights and obligations of the Managing Members pursuant to any written executed agreements, by them. The Managing Members further agree that all other rights acquired or which may be acquired relating to the Play by them, and the benefit of all services rendered or to be rendered in connection therewith subject to Paragraph 15.1 shall belong to and be held in the name of the Company.

1.4 Without derogating from anything contained herein, all decisions with respect to presentations of the Play shall be governed by the Managing Members (as hereinafter defined) and decisions by the Managing Members shall be decided by majority rule as determined in accord with the Managing Members' voting rights set forth in Paragraph 2.1.

2. **THE MEMBERS OF THE COMPANY**. The members of the Company shall be the Managing Members and the Investor Non-Managing Members (collectively "Members"):

2.1 The Managing Members shall be: Cornell Christianson ("Christianson") and John Lant ("Lant") (collectively "Managing Members).

2.2 Membership Units. The Company is authorized to issue a total of 2,000 Membership Units consisting of two classes, including 1,000 Managing Membership Units and 1,000 Investor Non-Managing Membership Units.

Ownership of Membership Units as of date of this Agreement:

Cornell Christianson	500 Units	Managing Membership Units
John Lant	500 Units	Managing Membership Units
Authorized to sell	1,000 Units	Investor Non-Managing Membership Units

2.3 Voting Rights. Investor Non-Managing Members shall take no part whatever in the control, management, direction or operation of the Company's affairs and shall have no power to bind the Company. The Managing Members may at time to time seek advice from Investor Non-Managing Members, but they need not accept such advice, and at all times the Managing Members shall have the exclusive right to control and manage the Company.

2.4 The Managing Members shall also be the Producers of the Play. As compensation for their services as Producers of the Play, Messrs. Christianson and Lant, will be entitled to receive, with respect to the Off-Broadway Production of the Play in New York City, a Producers' Management Fee equal to three percent (3%) of Gross Weekly Box Office Receipts for each week of the Off-Broadway Production's run, the payment of which shall be distributed in shared in equal amounts to them. It is anticipated that a Producers' Management Fee, within customary industry parameters, will be charged with each subsequent production of the Play.

2.5 The Investor Non-Managing Members of the Company (the "Investor Non-Managing Members") shall be all of the parties signing hereto as Investor Non-Managing Members. A Managing Member may also be a Non-Managing Member upon the purchase of Units of the Company or the election by a Managing Member to convert monies into a capital contribution for which the Managing Member is entitled to reimbursement.

2.6 The Managing Members shall have the right to admit additional Managing Members and Investor Non-Managing Members, and/or permit Investor Non-Managing Members to increase their respective interests in the Company without obtaining the consent of any Investor Non-Managing Member, until the Company has investments in the amount of the Total Capitalization. As set forth in Paragraph 5.3 and Paragraph 5.4, and subject to the restrictions therein, Investor Non-Managing Members' interests may not be assigned nor any part thereof in the Company, without the written consent of the Managing Members, nor may there be substitutions of Investor Non-Managing Members without the written consent of the Managing Members.

2.7 Producer's credit shall be given to the Managing Members as follows and in this order: John Lant, Cornell Christianson, and thereafter to any other Managing Members and/or such other person(s) or entity(ies) as the Managing Members may authorize.

2.8 Associate Producer's credit of the Play in New York City shall be given to such person(s) or entity(ies) as the Managing Members may authorize.

3. **NAME, OFFICE LOCATION**.

3.1 The Company shall be conducted under the name of WCB Productions LLC.

3.2 The location of the office of the Company shall be c/o St. Luke's Theatre, 308 W. 46th St, New York, NY 10036 (or at such other office as the Managing Members(s) shall elect). Until further notice, said address is the place to which the Secretary of State shall mail a copy of any process served on it as an agent of the Company and to which all mail shall be sent to the Company. The Managing Members shall notify the Investor Non-Managing Members in writing of any change in location of the office of the Company.

4. **ORGANIZATION, TERMINATION OF THE OFFERING, TERMINATION AND DISSOLUTION**.

4.1. The Company commenced on or about April 23, 2018 upon the filing of the Paragraphs of Organization and Certificate of Limited Liability Company in the Department of State, Division of Corporations, State Records, of the State of New York.

4.2 The aggregate capital contributions of the Investor Non-Managing Members shall be a minimum of ten thousand dollars ($10,000.00 U. S. Dollars) ("Minimum Capitalization") and, in the event the Managing Members elect, in their sole discretion, to continue to obtain additional capital contributions, up to an aggregate amount of one hundred thousand dollars ($100,000.00 U. S. Dollars) ("Total Capitalization"). The Managing Members shall terminate the Offering if Minimum Capitalization has not been raised by June 1, 2019, unless the Offering is extended by the Managing Members.

4.2 The Company shall terminate upon *January 1, 2060* or the sooner occurrence of any of the following: (i) the Bankruptcy, death, insanity or resignation of an individual Managing Member and the dissolution, cessation of business or Bankruptcy of the corporate Managing Member, if any; (ii) a date fixed by the Managing Member after abandonment of all further Company activities; or (iii) any other event causing the dissolution of the Company under the laws of the State of New York. Notwithstanding the foregoing, the Company shall not be dissolved upon the occurrence of the Bankruptcy, death, dissolution or withdrawal or adjudication of incompetence of a Managing Member if any of the remaining Persons constituting the Managing Member elects in writing within thirty (30) days after such an event to continue the business of the Company.

4. On the termination of the Company, the assets of the Company shall be liquidated by the Managing Members as liquidating trustee, as provided for in this Agreement.

4.5 Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until Articles of Dissolution shall be filed in the State of *New York,* and the assets of the Company shall have been distributed as provided herein. Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company shall continue to be governed by this Agreement.

5. **SUCCESSORS IN INTEREST, RESTRICTIONS ON TRANSFER**.

5.1 If a Investor Non-Managing Members shall die, his/her executors or administrators, or if he shall become insane, his/her committee or other representative, shall have the same rights that said Investor Non-Managing Members would have had if he had not died or become insane, and the share of such Investor Non-Managing Members in the assets of the Company shall, until the termination of the Company, be subject to all of the terms and conditions of this Agreement as if such Investor Non-Managing Members had not died or become insane. None of said executors or administrators, however, shall become a Investor Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.2 If a Investor Non-Managing Members shall have been adjudicated a bankrupt or insolvent, either voluntarily or involuntarily, the trustee or receiver thereof shall have the same rights that said Investor Non-Managing Members would have had had he not been adjudicated bankrupt or insolvent, and the share of such Investor Non-Managing Members in the assets of the Company shall be subject, until the termination of the Company, to all the terms and conditions of this Agreement, as if such Investor Non-Managing Members had not been adjudicated bankrupt or insolvent. Such trustee or receiver, however, shall not become an Investor Non-Managing Members unless so agreed to in writing by the Managing Members, which it is not obligated to do.

5.3 The Company shall not be bound by any assignment of all or any portion of the interest of by an Investor Non-Managing Members unless the Managing Members consents thereto in writing. In addition, notwithstanding any such written consent by the Managing Members to any such assignment, no assignee of all or any portion of the interest of a Investor Non-Managing Member shall have the right to become a substituted Investor Non-Managing Member in place of his/her assignor unless the Managing Members consents thereto in writing. The Managing Members will not be obligated to give any consent to any such substitution, nor will they be obligated to consent to the assignment of all or any portion of the interest of a Investor Non-Managing Member, and if consent is granted in one instance, it shall not operate to prevent the Managing Members from withholding consent to any other assignment or substitution.

5.4 The Managing Members' written consent is required before anyone can be substituted as a Member of the Company. Such consent may be withheld for any reason whatsoever.

6. **THE CAPITAL OF THE COMPANY**.

6.1 Each of the parties signatory hereto as a Investor Non-Managing Members shall contribute to the capital of the Company, in the respective sum set forth opposite the party's signature below, payable upon delivery of this executed Agreement, completed and executed Subscription Agreement, and the Investor Questionnaire (if requested) to a Managing Member or to the Company but, as provided in Paragraph 13 below, shall be held in a special bank account in trust.

6.2 Capitalization of the Company, in the amount necessary for Total Capitalization or of such lesser amount as the Managing Members may elect, as set forth in Paragraph 4.2 above, but no less than the Minimum Capitalization shall comprise the "Original Capital" of the Company; Investor Non-Managing Members shall contribute to the capitalization of the Company and their aggregate capital contributions shall comprise the Original Capital of the Company subject to:

> 6.2(a) the Managing Members right to add additional Investor Non-Managing Members until Total Capitalization is reached as set forth in Paragraph 2.4 and subject to the restrictions of Paragraph 5.3 and Paragraph 5.4.

6.3 Upon Minimum Capitalization, the Managing Members may or may not use the capital contributions of the Investor Non-Managing members to commence the production activities, including but not limited to the payment of Production expenses, Running Expenses, Other Expenses, advances and loans, and to establish the Reserve Fund, or any other cash reserve.

6.4 The Managing Members are not required to make any capital contributions to the Company's Original Capital to receive the fifty percent (50%) of the Adjusted Net Profits allocated to the Managing Members as provided for in Paragraph 8 below. Notwithstanding the foregoing, the Managing Members may elect to contribute capital to the Company. Each contributing Managing Members will execute the Certificate of Limited Company of the Company solely as a Managing Members and shall otherwise, for purposes of be treated as an Investor Non-Managing Members of the Company with respect to his/her entire interest therein; provided, however, that such Managing Members shall with respect to such contribution, be treated as a Investor Non-Managing Members for purposes of Paragraph 7.2(d) below, as well as Paragraphs 8, 9, 10, 11 and 12.

6.5 Upon Minimum Capitalization, at their sole discretion, the Managing Members may or may not commence the business of the Company and activities to produce the Play and may or may not use the capital contributions to pay Production Expenses, Running Expenses, and/or Other Expenses.

6.6 Offers to subscribe to Limited Liability Company Interests are subject to acceptance by the Managing Members. As used in this Agreement: (i) the term "capital contributions" of Investor Non-Managing Members shall mean the amounts which the Investor Non-Managing Members shall have contributed as set forth opposite their signatures below; and (ii) the term "aggregate limited contributions" shall mean the aggregate of said contributions of the Investor Non-Managing Members.

6.7 Any monies expended by the Managing Members prior to the contribution of the Original Capital for items which, if incurred by the Company, would constitute Production Expenses, Running Expenses or Other Expenses, as hereinafter defined, shall be deemed to be capital contributions by said Managing Member to the Original Capital, if said Managing Member elects not to have such monies reimbursed to it.

6.8 If the Managing Members believes that additional funds are necessary for the carrying on of Company affairs, they shall have the right, in its sole discretion, to advance or to cause to be advanced or to borrow in the Company's name the amount which it deems necessary, on such terms (including interest, with respect to loans or advances from parties other than the Managing Members) as it in its sole discretion shall determine. The money so advanced or caused to be advanced, or borrowed (including that advanced or loaned by the Managing Members) (herein referred to as "Advances and Loans"), together with interest payable to parties other than the Managing Members, shall be repaid before any of the capital contributions are repaid to any of the Investor Non-Managing Members as set forth in Paragraph 7.2(b).

6.9 Without limiting the provisions of Paragraph 6.6 above and subject to the specific terms of Paragraph 8.3 and Paragraph 8.4, Managing Members have the right for any reason whatsoever to pay to individual investors, persons rendering services to the Company, persons furnishing Advances and Loans as set forth in Paragraph 6 above and any other party or parties, an additional participation in Adjusted Net Profits of the Company (as said term is defined in Paragraph 8 1(b) below), solely from the Managing Members' share of Adjusted Net Profits of the Company.

6.10 Notwithstanding anything contained herein, the Managing Members may in their discretion accept non-equity capital contributions and/or funding in the form of cash payments or goods or services rendered from sponsors, which would have the effect of reducing the amount of capitalization of the Company to possibly below the Minimum Capitalization.

6.11 The Company may accept as capital contributions cash, property, or services rendered or promissory notes or other obligation to contribute cash or property or to render services and in the form of bonds or guarantees as may be required by the Actors' Equity Association, theatres and other unions or organizations. Investor Non-Managing Members who contribute guarantees or bonds will receive the Limited Liability Company Interest allocable to the amount of bonds or guarantees contributed. Furthermore, as set forth by Paragraph 7.2, such Investor Non-Managing Members shall have the right to be reimbursed in full prior to the return of capital contributions to other Investor Non-Managing Members as the bonds or guarantees will be deemed a Production Expense under Paragraph 7.1. The security instruments underlying such bonds or guarantees will be returned to the contributors only after the Company has sufficient Gross Receipts to make payment to such theatre or union of cash in the amount of the bond or guaranty. Gross Receipts will be paid to the theatre or union to release such bond or guaranty prior to the payments to the Investor Non-Managing Members for the return of capital contribution or payment of Adjusted Net Profits (as said term is defined in Paragraph 8 1(b)).

7. DISTRIBUTION OF COMPANY RECEIPTS PRIOR TO RECOUPMENT OF ORIGINAL CAPITAL.

7.1 For the purposes of this Agreement, the following terms shall have the below meanings:

7.1(a) The term "Gross Receipts" shall be deemed to mean all sums derived by and belonging to the Company from any and all sources, including, without limitation, (i) from its stage presentations of the Play, (ii) from the disposition or exploitation of any of its rights in the Play, (iii) from the disposition of its physical assets acquired with funds of the Company, and (iv) interest, if any, on the aforesaid sums.

7.1(b) The term "Production Expenses" shall be deemed to mean the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the production of the Play prior to the opening of the Off-Broadway production including the presentation(s), if any, of showcase, and/or regional production(s) of the Play prior thereto, or in connection with other presentations of the Play produced by the Company using funds accumulated in the ReserveFund (as defined below), including without limitation, fees, advances and/or other compensation of the Authors, director, designers, cast, general manager, company manager, business manager, theater party representatives, production assistants and production secretaries (none of which parties before referred to need render its services exclusively in connection with the Play); cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, rentals, bonds and guarantees, insurance premiums, cash deposits with Actors Equity Association or other similar organizations to which such deposits may be required to be made, rehearsal salaries, charges and expenses, transportation charges, office facilities furnished by the Managing Members, legal and auditing expenses, advance publicity, theater costs and expenses, preliminary advertising, post-opening advertising, taxes of whatsoever kind or nature other than income taxes of any of the individual Partners; expenses for replacement or substitution of any of the foregoing personnel and items; and any and all other expenses customarily included in the term "Production Expenses" in the theatrical industry. The Managing Members has heretofore incurred or paid, and may hereafter continue to incur or pay, certain pre-production or production expenses and the Managing Members may either elect to be reimbursed as provided in Paragraph 15 for the expenses so paid by it individually, or to cause the amount of such Production Expenses to be converted into a capital contribution in the Company computed as set forth in Paragraph 6.

7.1(c) The term "Running Expenses" shall be deemed to mean all expenses, charges and disbursements of whatsoever kind actually incurred as running expenses of the Play, including, without limitation, percentage royalties payable to the Author, director, to the Managing Members as a producer's management fee and other parties; salaries and other compensation of cast, designers, stage managers, general manager, company manager, business manager, theater party representatives, production associates, production assistants, production secretaries (none of which parties before referred to need render its services exclusively in connection with the Play), production supervisor and stage hands; theater costs and expenses, theater rentals, transportation charges, office facilities, insurance, legal and auditing expenses, advertising, publicity and promotion expenses (including the right to engage an advertising agency at the usual commission and to contract for additional payments for merchandising, exploitation, sales promotion and publicity), commissions paid to theater party agents, brokers, telephone sales and credit card companies, Telecharge and similar types of organizations, rentals of equipment, lighting, props and other Paragraphs from parties (including the General or Investor Non-Managing Members of the Company), miscellaneous supplies, taxes of whatsoever kind or nature, other than income taxes of the individual Partners, and any and all other expenses usually included in the term "Running Expenses." The term "Running Expenses" shall also include any portion of the gross weekly box office receipts or Gross Receipts of the Company payable to any other person or firm rendering or furnishing services or materials or granting rights to be used by the Company in or in connection with the production or presentation of the Play or the exploitation of any of the rights therein.

7.1(d) The term "Other Expenses" shall be deemed to mean all expenses of whatsoever kind or nature, other than those referred to in Paragraphs 7.1(a) and 7.1(b) above incurred in or in connection with or by reason of the operation of the business of the Company, including, without limitation, commissions paid to agents, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Partners).

7.2 Gross Receipts shall be applied as follows and in the following order of priority:

7.2(a) First, to the payment of the Production Expenses (exclusive of bonds, deposits, and other recoverables), Running Expenses and Other Expenses, in the order and on the basis as the Managing Members in their sole discretion shall determine;

7.2(b) Second, to the repayment of any Advances and or Loans to the Company, plus any interest thereon;

7.2(c) Third, to the establishment of a reserve (the "Reserve Fund"), and any other cash reserve, in the amounts of which shall be determined by the Managing Members in their sole discretion from time to time, for anticipated debts, liabilities, expenses and working capital (plus the amount of any bonds, deposits, and other recoverables), the remainder of which reserves shall be distributed upon the termination and liquidation of the Company as described in Paragraph 10;

7.2(d) Fourth, until such time as an aggregate amount equal to the Original Capital has been distributed, or is available for distribution, to the Investor Non-Managing Members (referred to herein as "Recoupment"), the remaining Gross Receipts, if any, shall then be applied 100% to the Investor Non-Managing Members as a repayment of the Original Capital, which amount shall be repaid at least semi-annually with a statement of operation to each Investor Non-Managing Members pro rata in the same proportion as his/her Units bear to the aggregate Investor Non-Managing Membership Units;

7.2(e) Fifth, after Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed pursuant to Paragraph 8 1(a).

7.2(f) Gross Receipts, Production, Running and Other Expenses, and Recoupment shall be calculated on a company-by-company basis.

8. **DISTRIBUTION OF COMPANY RECEIPTS AFTER RECOUPMENT**. Following Recoupment, Gross Receipts shall be applied and distributed as follows:

8.1 First, to such persons, if any, who, in the sole discretion of the Managing Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. There are currently no Net Profits participants.

8.2 The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied at least on an annual basis as follows:

8.3 An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Investor Non-Managing Members with each Investor Non-Managing Members receiving that portion thereof as his/her Units bear to the aggregate Investor Non-Managing Membership Units; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Managing Members with each Managing Member receiving that portion thereof proportionate to his/her Units in the Company.

8.4 The Managing Members retain the right to pay to any person or entity (including, without limitation, any Investor Non-Managing Members or any person providing loans to the Company or any person providing services or assistance to the Managing Members or the Company or "Finder's Fee" to those who assist in securing capital contributions for the Company) any share of the Managing Members share of Adjusted Net Profits for any reason whatsoever subject to the following:

8.4(a) Managing Members may not receive a Finder's Fee for any capital contribution that they secured for any production of the Play.

8.5 In the event there are any inconsistencies between the provisions of this Paragraph and the provisions of Paragraphs 11 and 12 hereof, said latter provisions shall prevail.

8.6 By executing this Agreement, the Investor Non-Managing Members agree that no representation has been made that any distribution of Gross Receipts will be made or, if made, will be continued for any period of time whatsoever, and that the Investor Non-Managing Members have not relied upon the ability of the Company to make any such distributions in entering into this Agreement.

9. **LOSSES, LIMITED LIABILITY OF MEMBERS**. Losses of the Company shall be deemed "Adjusted Net Loss" and shall be borne as follows:

9.1 Until Adjusted Net Profits of the Company shall have been earned, losses suffered and incurred by the Company, up to but not exceeding the amount of the Original Capital shall be borne entirely by the Investor Non-Managing Members in proportion to their Units in the Company.

After Adjusted Net Profits of the Company shall have been earned, then, to the extent of such Adjusted Net Profits of the Company, the Managing Members and Investor Non-Managing Members shall share such Adjusted Net losses pro rata in the same percentages as they are entitled to share in Adjusted Net Profits of the Company pursuant to the provisions of Paragraph 8.3.

9.2 No Member of the Company shall be personally liable for any debts, obligations or losses of the Company in any event, except to the extent of the capital contribution of said Investor Non-Managing Members hereunder and share of undistributed Adjusted Net Profits. The provisions of this Paragraph 9 shall not affect the obligations of the Members set forth in Paragraph 10 to return capital contributions or Adjusted Net Profits of the Company theretofore paid to them.

9.3 In the event there is any inconsistency between the provisions of this subparagraph and the provisions of Paragraphs 11 and 12, then Paragraph 11 and Paragraph 12 shall prevail.

10. **ABOUT DISTRIBUTIONS**.

10.1 Payments to Members pursuant to Paragraphs 7.2(d) and Paragraphs 8.3 above shall be made no less than on a semi-annual basis. In the sole discretion of the Managing Members, reasonable reserves may be made for the payment of Company debts, liabilities, taxes, expenses and working capital generally, as noted above in Paragraph 7.2(c), before making any distribution to the Members. All such cash in excess of the Reserve Fund shall be distributed as provided for in Paragraph 12

10.2 Subject to the provisions of Paragraph 11, if, upon the termination of the Company, the Reserve Fund so accumulated shall not have been fully used, the amount thereof remaining shall be distributed as provided for in this Agreement.

10.3 If upon the termination of the Company, the aggregate capital contributions shall not have been fully repaid to the Investor Non-Managing Members, such unpaid contributions shall be repaid upon the termination of the Company, with interest, if any and subject to Paragraph 17.2, or as soon thereafter as the necessary cash is realized from the liquidation of its assets; but only, however, if at such time all of the debts, liabilities, taxes and contingent liabilities of the Company shall have been fully paid or provided for. In the event the available cash for the repayment of said capital contributions is not sufficient to pay same in full, each Investor Non-Managing Members shall receive that proportion of the available cash as the amount of his/her contribution bears to the aggregate limited contributions.

10.4 Upon the permanent closing of the Company or (if there be more than one) of all companies presenting the Play under the management of the Company and the abandonment of further intention of producing the Play, or upon the termination of the term of the Company pursuant to any of the other provisions of this Agreement, the assets of the Company shall be liquidated by the Managing Members, or the remaining Managing Members(s), as liquidating trustee(s), and the cash proceeds shall be applied as follows and in the following order of priority:

>   10.4(a) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the remaining monies, if any, in said reserve shall be distributed as herein provided for in this Paragraph 10; and

>   10.4(b). As provided for in Paragraph 12.

10.5 In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at public or private sale, as the Managing Members deems advisable, at such price and terms as the Managing Members, in good faith, deem fair and equitable. Only physical assets need be sold. However, if, the Managing Members deem it advisable to sell the Company's rights under its various contracts, then if at least sixty percent (60%) in financial interests of the Investor Non-Managing Members so agree, the Managing Members shall have the right to sell the Company's said rights to any party or parties it desire, at such prices as the Managing Members, in good faith, deem fair and equitable. No value shall be placed for any purpose upon the Company's name or the right to its use, or upon the goodwill of the Company or its business. Upon termination or dissolution of the Company, neither the Company's name, nor the right to its use, nor the goodwill of the Company, shall be considered as an asset of the Company.

10.6 The Managing Members shall have the right at any time or times they deem advisable, both during the term of the Company and after the term thereof when the assets of the Company are being liquidated, to sell or otherwise dispose of any or all of its production rights.

10.7 With respect to any disposition of the Company's assets, no Member of the Company or any Company, corporation or other firm in which they or any of them are in any way interested, may purchase any of the assets of the Company, unless the amount paid therefore is fair and reasonable.

10.8 A Member who receives a wrongful distribution shall remain liable to the Company for the amount of the distribution until three years after the date of discovery of the wrongful distribution.

10.9 Notwithstanding anything to the contrary contained in this Paragraph, if, at any time after the Company's right to present the Play shall have terminated, the Managing Members determine in good faith that the Company's share of income from any or all of the rights in the Play theretofore disposed of and thereafter to be disposed of will amount to less than the cost to the Company of distributing such income to the Managing Members and/or Investor Non-Managing Members entitled thereto, and paying accounting fees for the preparation of necessary statements, tax returns and information returns, the Managing Members shall have the right (but not the obligation) to sell to a third party or parties (including any Managing Member and/or Investor Non-Managing Members) for such sum it determines in good faith to be fair and reasonable, the Company's right to receive its share of said income. Said sale may be made for the Company's share of all or some of subsidiary rights and other rights income, for a specified number of years, or forever, all as the Managing Members may determine in good faith. The net monies collected on such sale shall be included in Gross Receipts. Net monies shall be the gross amount collected, less expenses incurred in connection with such sale and accounting fees in preparing statements, tax returns, etc.

11. **TAXES**.

11.1 Anything herein to the contrary notwithstanding. Members must not rely on this document or any other oral or written statements concerning any tax questions involved in the investment in Limited Liability Company Interests in the Company. Investor's tax circumstances vary considerably and each Member should consult his or her tax or financial advisor for any advice as to the tax effects of this investment. Members will be furnished with financial reports which may be required, prepared and furnished in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include the Theatrical Syndication Finance Act and the regulations issued pursuant thereto, if applicable. If the Company is so required under Internal Revenue Service ("IRS") provisions or regulations, it shall select a Managing Member to act as its "tax matters partner" in accordance with the applicable IRS provisions and regulations, who will fulfill this role by being the spokesperson for the Company in dealings with the IRS as required under the IRS Code and Regulations.

11.2 Each Member hereby agrees that the Managing Members may cause the Company to elect pursuant to the appropriate U.S. Treasury Regulations, that the following undertakings are separate activities from each other: (i) a *New York* theater production of a Play; (ii) any subsequent touring or non-touring productions of a Play and (iii) dispositions of subsidiary rights in a Play. Such election shall be made in the sole discretion of the Managing Members and shall not be deemed in any manner to be a representation or warranty by the Managing Members or the Company of any particular tax treatment.

11.3 Each Member further agrees that he/she will not treat any Company item inconsistently on his/her individual income tax return with the treatment of the item on the Company return and that he/she will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Managing Member, which authorization may be withheld in the complete discretion of the Managing Member.

11.4 Each Investor Non-Managing Members does hereby permit the Managing Members to designate from among themselves a tax matters member of the Company (as such term is defined under the Code), and each Investor Non-Managing Members does hereby agree that any action taken by the tax matters member so designated in connection with audits of the Company under the Code will be binding upon the Investor Non-Managing Members. Each Investor Non-Managing Members further agrees that he will not treat any Company item inconsistently on his/her individual income tax return with the treatment of said item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the tax matters partner, which authorization may be withheld in the complete discretion of the tax matters partner.

11.5 The Managing Members shall cause the Company to elect, under Temporary Treasury Regulations, that the various undertakings of the Company, including but not limited to sit-down and touring productions of the Play in the United States and Canada after or simultaneously with the Off-Broadway production, and the right to receive the Company's share of subsidiary rights income, shall each constitute a separate undertaking.

11.6 If under any present or future regulations of the Internal Revenue Service, the Company has the right to make any election or elections, the Managing Members shall have the right to make on behalf of the Company such election or elections as it deem appropriate.

12. **DISTRIBUTION OF CASH FLOW**.

12.1 Subject to Paragraph 8 above, "Cash Flow" for each calendar year shall be distributed no less than semi-annually among the Members and Net Profit participants (as said term is defined in Paragraph 8.1) within ninety (90) days in the following order of priority:

12.1(a) First, to the Investor Non-Managing Members in proportion to their unRecouped capital contributions until same have been repaid in full.

12.1(b) Second, to the Net Profits participants (if any) with respect to their share of the Net Profits.

12.1(c) Thereafter, the remaining Cash Flow shall be distributed fifty (50%) percent to the Investor Non-Managing Members, with each receiving his/her pro rata share thereof, and fifty (50%) percent to the Managing Members. Payments to third parties out of the Managing Members' share of Adjusted Net Profits shall, for purposes of allocating Cash Flow between the Investor Non-Managing Members and the Managing Members, be deemed to have been first distributed to the Managing Members and then paid over by the Managing Members to the persons entitled to receive such payments.

12.2 Solely for the purpose of making determinations under this Paragraph, the monthly financial report prepared by the accountant for the Company shall be used, but the foregoing shall not be deemed a waiver of the Investor Non-Managing Members' rights under Paragraph 14.

13. BANK ACCOUNT.

The Managing Members shall open and maintain in the name of the Company a special bank account or accounts at Chase Bank, designated as the "WCB Productions LLC Theater Account" in which shall be deposited all of the capital contribution to the Company and all of the Gross Receipts, and no other funds. Subject to anything contained herein, all monies received from this Offering and the sale of Limited Liability Company Interests shall be held in this special bank account in trust until actually employed for pre-production or production purposes or until returned or distributed to the Investor Non-Managing Members. In any event, the funds held in such account shall be used solely for the business of the Company.

14. BOOKS AND RECORDS.

14.1 At all times during the continuance of the Company, the Managing Members shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. All of the said books of account shall at all times be open to the inspection and examination by the Investor Non-Managing Members, or their representatives, but such examinations cannot take place more frequently than twice per year unless otherwise required by applicable law.

14.2 If applicable, the Managing Members shall have the right to apply for and may receive an exemption from the accounting requirements as set forth in Article 23.03 of the Arts and Cultural Affairs Law of the State of New York or in the applicable regulations promulgated thereunder.

15. CERTAIN RIGHTS OF THE MANAGING MEMBERS.

15.1 The Managing Members shall render in connection with the theatrical productions of any Plays such services as are customarily and usually rendered by theatrical Producers, and devote as much time thereto as they may deem necessary, and manage and have complete control over all business affairs and decisions of the Company with, respect to all productions of Plays. This is not the only project of the Producer which will engage in other businesses;

15.2 The Managing Members shall have the right to apply for an exemption from any applicable accounting requirements set forth in *Article 23 of the Arts and Cultural Affairs Law of the State of New York* or in the applicable regulations promulgated thereunder, as such law or regulations may be amended from time to time;

15.3 The Managing Members shall have the right to amend this Agreement from time to time by filing a Certificate of Amendment or a Certificate of Correction, whichever is appropriate to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provision of this Agreement;

15.4 The Managing Members shall have the right to delegate the duties set forth in this paragraph to a General Manager of a Play, and to other employees if appropriate and in accordance with the laws of the State of *New York.*

15.5 The Managing Members, and/or any person, Company, corporation or other entity in which the Managing Members are in any way interested, may:

> 15.5(a) Furnish or cause to be furnished electrical equipment, drapes and/or props at the prevailing rates therefore, with all monies received therefore to belong solely to the party furnishing such equipment for its sole benefit and account, and not for the account of the other Partners or the Company.

> 15.5(b) Enter into an agreement with the Company with respect to publication and sale of souvenir programs, food and beverages, and various merchandising items, which agreement shall be on terms at least as favorable as may otherwise be available for comparable items or services in the theatrical industry from unrelated parties, and all monies received therefore to belong solely to the parties furnishing said merchandising items and souvenir programs for its sole benefit and account, and not for the account of the other Partners or the Company.

> 15.5(c) Enter into a theater booking agreement with the Company providing for the booking of a theater, owned and/or operated by a Managing Members, and all monies received therefore shall belong solely to the party furnishing said theater for its sole benefit and account, and not for the account of the other Partners or the Company.

> 15.5(d) Furnish other properties and/or services for the Company as a third person in return for fair compensation, including but not limited to acting as a local presenter of the Play, for its sole benefit and account and not for the account of the other Members or the Company; provided, however, that neither the Managing Members nor any other person, Company, corporation or other entity may receive compensation for services customarily rendered by a Managing Members of a theatrical limited Company in his/her status as a Managing Members, except as otherwise provided herein.

> 15.5(e) Exercise any of the rights herein granted to the Managing Members   even though it may have a conflict of interest as a recipient of weekly office expense charges and a producer royalty.

15.6 Furthermore, the Managing Members may, in their sole discretion, co-produce the Play with any other entity and to enter into any agreement, in connection therewith, including Company agreements, licensing of, or joint ventures; provided that no such co-production or similar arrangement shall decrease or dilute the interests of the Investor Non-Managing Members.

15.7 The Managing Members may be reimbursed from funds authorized to be used prior to the Company's receipt of the Original Capital and from the Company after its receipt of the Original Capital. If the Managing Members elects not to be reimbursed for such funds such un-reimbursed funds shall be deemed the equivalent of a cash contribution to the capital of the Company, and the Managing Members shall become a Investor Non-Managing Members to the extent of such un-reimbursed funds as set forth in Paragraph 6.

15.8 The Managing Members may, in their sole discretion, furnish or cause to be furnished union and theater bonds and guarantees instead of using Company funds for this purpose, in which case, as set forth in Paragraph 7.2(c), before any of the capital contributions are repaid or Adjusted Net Profits of the Company distributed to any of the Investor Non-Managing Members, all funds otherwise available for such purposes will be set aside and paid over to the persons so furnishing said bonds and guarantees or will be paid over to the union(s) or theater(s) in substitution for and in discharge of said bonds and guarantees. In consideration of any of such party(ies) furnishing such union and theater bonds and guarantees, the Managing Members may agree that the Company will pay such party such interest or share of Net Profits as it may deem appropriate, but if the Managing Members puts up any of such bonds or guarantees, the Managing Members will not make any charge therefore but the provisions of the preceding sentence will nevertheless apply. If any party posts the required union and theater bonds and guarantees and so elects, he can become a Investor Non-Managing Member with his/her contribution being deemed to be the amount of said bonds and guarantees.

15.9 Notwithstanding anything to the contrary contained herein, this Agreement may not be amended without the consent of all the Members who would be adversely affected by an amendment that:

(i) modifies the limited liability of a Member;

(ii) alters the interests of the Members in the allocation of profits or losses or in distributions from the Company subject to the addition of Members prior to Total Capitalization of the Company as set forth in Paragraph 2.4; or

(iii) affects the status of the Company for federal income tax purposes.

16. **CONDUCT OF THE COMPANY**.

16.1 The Investor Non-Managing Members may take no part in the conduct or control of the business or affairs of the Company; such participation and control of the business or affairs of the Company being vested exclusively in the Managing Members. An Investor Non-Managing Member shall not be deemed to have taken part in the participation or control of the business or affairs of the Company for any acts that the Managing Members authorizes the Investor Non-Managing Member to undertake at the Company's behest.

16.2 The Managing Members shall exercise all rights and privileges and shall have all the powers ordinarily had by Managing Members of a Limited Liability Company. In this connection, the Managing Members agrees to render and shall be the sole party rendering the services customarily and usually rendered by theatrical producers in connection with the Play, with all full power thereof. Without in any way limiting the foregoing, and subject to the Authors approval rights as set forth by the Option Agreement, the Managing Members shall have the right to change the Play, to select and change the cast, director, designers and other personnel used in or in connection with the production as well as the sets, costumes, props and lighting thereof and fix the terms and conditions of the contract with each such party and amend any such contract, as it deem appropriate. The Managing Members shall also have the right to fix the prices of tickets; to determine where the Play shall first be presented; to determine each city in which the Play is to be presented and the opening and closing dates of each company in each city in which it is presented; to abandon the production of the Play at any time, including prior to its first public showing in North America; to select the theater or theaters at which the Play shall be presented and to fix the terms of the deal(s) therefore and to cancel and/or amend any such contract; all as it deem advisable; and to determine if an additional company or companies shall be formed by the Company to present the Play; and to fix the terms of the deal with any party to whom the Company shall assign or sublease any of its production rights; and to fix the terms and conditions of the contract with each other party with whom the Company shall make a contract; and to cancel and amend the terms of any such contract, as it may deem appropriate.

16.2 The Managing Members will devote as much non-exclusive time to the business of the Company as may be necessary; it being understood that it shall have such assistants as may be required.

16.3 It is agreed that the Managing Members shall not be responsible to the Company or to the Investor Non-Managing Members for any loss or liability resulting from:

16.3(a) Any of the Managing Members' acts or omissions, provided they acted without gross negligence and in good faith, or

16.3(b) The inability to render services as Managing Members for causes beyond their control, but in such event any monies paid to any other party for fulfilling its duties as Managing Members shall be paid out of its share as Managing Members.

16.4 Except as hereinafter set forth, the Company (but not the Investor Non-Managing Members personally) shall indemnify and hold harmless the Managing Members and if it is a corporation, its officers, directors, agents and employees, from any loss or damage incurred by it by reason of any acts performed or omitted by it for or on behalf of the Company. The aforesaid exception is that said indemnity shall not apply to the Managing Members or if it is a corporation, to its officers, directors, agents or employees, if it shall have acted in bad faith or shall have engaged in illegality, willful misconduct or gross negligence.

16.5 It is understood and agreed that each Managing Member and Investor Non-Managing Member shall have the right, during the term of this Agreement, to be engaged or interested in other enterprises, including theatrical enterprises, whether or not such other theatrical enterprises shall be in competition with the Play, and each of it also has the right to render services to other parties.

17. **NO WITHDRAWAL; NO INTEREST ON CAPITAL; NO RIGHT TO COMPEL SALE**.

17.1 No Investor Non-Managing Member shall have the right to withdraw any part of his/her capital contributions or receive any distributions with respect thereto.

17.2 The Company is not required to pay interest on the Original Capital or the Gross Receipts if the Managing Members elect not to deposit said funds in an interest bearing account. It is solely is at the discretion of the Managing Members to deposit capital contributions or the Gross Receipts of the Company in an interest bearing account. If the Managing Members elect to deposit capital contributions or the Gross Receipts in an interest bearing account, and subject to an Investor Non-Managing Member waiving the receipt of interest, then interest shall be paid in equal parts to the Investor Non-Managing Members on the aggregate capital contributed to the Company and/or on the Gross Receipts of the Company upon the return of capital contributions if the Offer is terminated or the Company is terminated as set forth in Paragraph 22.2 and Paragraph 10.3, or upon the distribution of cash flow as set forth in Paragraph 12(a) and Paragraph 12(c). Nothing in this Paragraph shall negate Paragraph 22.1 and obligate the Company to pay interest on capital contributions that an Investor Non-Managing Member authorized in writing the use of prior to Minimum Capitalization as set for in Paragraph 22.1

17.3 No Investing Non-Managing Member shall have the right to compel any sale or appraisal of the Company's assets or any sale of any deceased Investor Non-Managing Member's interest in the Company, notwithstanding any provision of law to the contrary.

18. **SUBSEQUENT PRODUCTIONS, COMPANIES**.

18.1 The Managing Members have the right, if they deem it advisable, to produce or co-produce with any other party an additional company or companies in the United States, its territories and possessions, Canada, the United Kingdom, Australia, and New Zealand after the original company of the Play shall have been produced by the Company and presented in New York City for twenty-eight (28) consecutive performances.

18.2 If the Play has been produced by the Company and presented in New York City for twenty-eight (28) consecutive performances, the Company has the right of First Negotiation and First Refusal with the Author to produce the Play in Europe, Japan, China, and the Republic of Korea and this Paragraph shall pertain to the Company's rights to exercise this option. If additional funds are needed therefore, it shall have the right to seek such funds from such sources on such terms as it deem advisable. The Managing Members shall also have the right to fix the terms of any co-production agreement with third parties.

18.3 The Managing Members, the Investor Non-Managing Members, or any of them, may be personally associated in any way with any person, Company, corporation or other entity which may produce or co-produce another company of the Play, and may receive compensation therefore for their sole benefit and account, and not for the account of the other Members or the Company; provided that where such entity procures from the Company the license to produce such production, it shall pay the Company the customary fees and royalties for its said license.

19. **NO BORROWING; CLOSING OF MEMBERS IN THE COMPANY**.

19.1 No Managing Members or Investor Non-Managing Members may borrow money from the Company.

19.2 After the closing of the Offering, no additional Managing Members or Investor Managing Members may be admitted, or substituted for a then-existing Member, except to the extent specifically set forth in this Agreement.

20. **ADDITIONAL DOCUMENTS**.

20.1 At any time, upon the request of the Managing Members, each Investor Non-Managing Members shall execute, acknowledge and swear to any certificate required by the laws of the State of New York, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law. Each Investor Non-Managing Members irrevocably makes, constitutes and appoints the Managing Members as his/her true and lawful attorney-in-fact in his/her name, place and stead, to make, execute, sign, acknowledge and file:

20.1(a) A Certificate of Limited Company, as required under the laws of the State of New York;

20.1(b) Any amendment to the Certificate of Limited Company of the Company required by law or to reflect an amendment to this Agreement or to extend the term of the Company beyond 50 years from the date of formation of the Company;

20.1(b) Such other instruments as may be necessary or deemed desirable by said attorney-in-fact to effectuate the dissolution and/or termination of the Company, including but not limited to the Article of Dissolution filed with New York Department of State.

20.1(c) All such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the State of New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof; (ii) to effectuate, implement and continue the valid and subsisting existence of the Company; (iii) to carry out and perfect any action pursuant to this Agreement.

20.2 Such attorney-in-fact shall not, however, have any rights, power or authority to amend or modify this Agreement when acting in such capacity, except to extend the term of the Company beyond 50 years from the date of formation of the Company. This power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Investor Non-Managing Members. The aforesaid power of attorney shall not derogate from the power of attorney set forth in the Subscription Agreement.

21. **RETURN OF CONTRIBUTIONS**.

Unless agreed to in writing by all of the Members, the Investing Non-Managing Members shall have no right to demand and receive property other than cash in return for their capital contributions.

22. **USE OF CONTRIBUTIONS PRIOR TO MINIMUM CAPITALIZATION**.

22.1 The Managing Members may make no use prior to Minimum Capitalization of any capital contribution by an Investor Non-Managing Member unless the Investor Non-Managing Member authorizes in writing that prior to Minimum Capitalization, a portion of all of his/her capital contributions may be used for the business of the Company, including pre-production and Production Expenses, and production purposes.

22.2 Subject to the foregoing, all contributions will be returned in full if the Minimum Capitalization of the Company shall not have been raised by the date on which the Producer's production rights expire.

23. **REPRESENTATIONS AND WARRANTIES**.

23.1 Each Investor Non-Managing Members hereby acknowledges and understands that the transaction is not registered under the Securities Act of 1933 and any "Blue Sky" law or regulation, and that the Managing Members are relying on the following representations and warranties of each such Investor Non-Managing Members that:

23.1(a) The Investor Non-Managing Member is a bona fide resident of the state set forth on the signature page hereof and is legally empowered to enter into binding contracts pursuant to the laws of such state.

23.1(b) The Investor Non-Managing Member has full right, power and authority to execute and deliver this Agreement and to perform each of such Investor Non-Managing Members' obligations hereunder.

23.1(c) This Agreement has been duly executed and delivered by or on behalf of such Investor Non-Managing Member and constitutes the valid and binding obligation of such Investor Non-Managing Member enforceable in accordance with its terms.

23.1(d) The Investor Non-Managing Member is not subject to any restriction or agreement which prohibits or would be violated by the execution and delivery hereof or the consummation of the transactions contemplated herein or pursuant to which the consent of any third person, firm or corporation is required in order to give effect to the transaction contemplated herein.

23.1(e) The Investor Non-Managing Member has carefully read and understands this Agreement and the Subscription Agreement and understands that (i) the Managing Members may abandon the production at any time for any reason whatsoever; (ii) the Limited Liability Company Interests are speculative investments which involve a high degree of risk of loss, and that purchasers of such interests may well lose all or a substantial part of its investment; and (iii) there are substantial restrictions on the transferability of, and there is no public market for (and none will likely develop), the interests in the Company, and accordingly, it may not be possible for the Investor Non-Managing Members to liquidate his/her interests or for the Company to liquidate its assets in case of emergency or otherwise.

23.1(f) The Investor Non-Managing Member confirms that, in making his/her investment decision, the Investor Non-Managing Member has relied solely upon independent investigations made by the Investor Non-Managing Member or his/her representative(s), including his/her own professional tax, legal, financial and other advisors, and understands that the tax consequences to the Investor Non-Managing Member of investment in the Company will depend in part on its individual circumstances.

23.1(g) The Investor Non-Managing Member is acquiring Limited Liability Company Interests in good faith solely for his/her own personal account, for investment purposes only, and not with a view to or for the resale, or the distribution, subdivision or fractionalization thereof.

23.1(h) The Investor Non-Managing Member acknowledges that the Managing Members have offered the Investor Non-Managing Members access to all available information concerning the Company and that any requests for such information have been fully complied with by the Managing Members.

23.1(i) The Investor Non-Managing Member will suffer no material adverse change in its financial condition if the Investor Non-Managing Member loses his/her entire investment or a portion thereof in the Company.

23.2(j) The Investor Non-Managing Member acknowledges that foregoing representations and warranties and undertakings are made by each Investor Non-Managing Member with the intent that they be relied on by the Managing Members in determining the Investor Non-Managing Member's suitability as a Investor Non-Managing Member.

24. **MISCELLANEOUS**.

24.1 This instrument shall be the complete and binding agreement among the parties hereto, regardless of anything to the contrary contained in the Certificate of Limited Company to be recorded. Each Investor Non-Managing Member represents, covenants and agrees that he/she has not been induced to enter into this Agreement by any warranties, guarantees, promises, statements or representations, whether express or implied, except those that are expressly and specifically set forth herein, and that the Managing Members shall not be bound or liable in any manner by express or implied warranties, guarantees, promises, statements or representations pertaining hereto, except as are expressly and specifically set forth herein.

24.2 This Agreement may not be modified or amended except an agreement in writing signed by the parties hereto.

24.3 This Agreement shall be construed under the laws of the State of New York without regard to the principles of conflict of laws. Except as otherwise set forth herein, the parties submit to the exclusive jurisdiction of the competent State or Federal courts of New York County.

24.2 Subject to the conditions and restrictions set forth in Paragraph 5, This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and its respective heirs, administrators, executors, distributees, successors and assigns.

24.3 All pronouns and any variation thereof in the Agreement shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, entity or entities may require.

24.4 In any case where the consent of a stated portion in interest of the Investor Non-Managing Member must be determined, each Investor Non-Managing Member's Limited Liability Company Interest shall be equal to the percentage that such Investor Non-Managing Member's contribution represents of the aggregate contributions of all the Investor Non-Managing Members.

24.5 If any portion of this Agreement shall be construed by a court of competent jurisdiction as unenforceable, such portion shall be severed here from, and the balance of this Agreement shall remain in full force and effect.

25. **OPTION AGREEMENT WITH AUTHOR**.

On April 24, 2018, the Company entered into an Option Agreement with the Author, a copy of which may be obtained from the Company's counsel upon request, for the rights to produce the Play. The Option Agreement adheres to the industry standard for an Off-Broadway musical play and incorporates some of the terms and provisions of the Dramatist Guild Inc.'s Approved Production Contract (the "APC") notwithstanding that Messrs. Christianson and Thalheimer are not members of the Dramatist Guild and the Managing Members are not signatories to the APC.

The principal rights and obligations under the Option Agreement are
summarized below (references in the Option Agreement to the "Producer" are
deemed to mean the Company):

25.1. **Production Rights**.
Pursuant to the Option Agreement, for a fee of fifty dollars (50.00 U. S. Dollars) Recoupable against royalties, the Company has the sole and exclusive right and first option to present a professional Off-Broadway commercial production of the Play in New York City ("Off-Broadway Production") to open on or before April 24, 2020. The first option may be extended for one year to April 24, 2021 for a fee of two thousand dollars ($2,000.00 U. S. Dollars). Producer must exercise the right to extend the first option prior to its expiration date. The "Territory" under the Option Agreement is the United States, its territories and possessions and Canada. If the Company Vests, then the Company will have the option of mounting and producing subsequent productions of the Play in the "Additional Territories" of the United Kingdom, Australia and New Zealand.

25.2. **Advances**.
For the rights granted under the first option, Producer agreed to pay to Author a non-returnable advance of one thousand dollars (1,000.00 U. S. Dollars), reflecting one percent (1%) of Total Capitalization, recoupable against royalties paid
to the Author. Producer shall pay the non-returnable advance to Author upon
Maximum Capitalization or on the first day of rehearsal on which Producer requires
the attendance of all Company members of the Off-Broadway Production, whichever
event shall occur first. If Producer wishes to extend the first option for an additional
one (1) year, Producer agreed to pay Author a non-returnable fee of two thousand
dollars ($ 2,000.00 U. S. Dollars) payable on or before the expiration of the first
option.

25.3. **Author's Royalties**.
Author shall receive the royalty of eight percent (8%) of the Gross Weekly
Box Office Receipts to be increased to ten percent (10%) upon the first occurrence of

either the cumulative Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.4. **Subsidiary Rights**.
Producer's Off-Broadway Production will vest ("Vest") upon presentation of twenty-eight (28) consecutive paid public performances of which only seven (7) preview performances shall be included in the calculation. If Producer's Off-Broadway Production Vests, Producer will be entitled to receive a percentage of the Author's net proceeds from the worldwide disposition of subsidiary rights. Producer shall receive an amount equal to the percentage of net receipts (regardless of when paid) specified herein below received by Author if the Play has been produced for the number of consecutive performances set forth below and if before the expiration of fifteen (15) years subsequent to the date of the last paid public performance of the Play in New York City, any of the following rights are disposed of worldwide:

(i) Media Rights such as film or television,
(ii) Ancillary Performances such as condensed or concert,
(iii) Amateur Performances such as school or community theatre,
(iv) Stock Performances such as seasonal or repertory,
(v) Revival Performances,
(vi) Commercial and Merchandising Uses, now known or hereafter invented:

Ten percent (10%) if the Play shall run for at least twenty-eight (28) consecutive paid performances;

Twenty percent (20%) if the Play shall run for at least fifty (50) consecutive paid performances;

Thirty (30%) if the Play shall run for at least sixty-four (64) consecutive paid performances;

Forty percent (40%) if the Play shall run for seventy-three (73) consecutive paid performances or more.

If prior to a Broadway opening, the Off-Broadway Production Vests and then Producer produces a First Class Broadway Production and becomes entitled to a different share of subsidiary rights income pursuant to the First Class Contract, Producer shall have the right to elect to receive the greater share as set forth under the Option Agreement or the share as set forth in the First Class Contract, but shall not participate in shares from both contracts. Producer shall have the right to select which of the contracts will determine the share of the subsidiary rights income that the Company is entitled to receive.

25.5. **Merchandising of Products**.
Producer has the right to create, manufacture, sell and merchandise (or have created, manufactured and sold) Commercial Use Products in the Territory and for each Additional Territory that Producer presents or licenses the rights to the Play. Producer will be obligated to pay Author, in connection with sales of Commercial Use Products at the theaters in which the Producer presents the Play, the greater of ten percent (10%) of the gross retail sales (after deduction of taxes) or fifty percent (50%) of the Producer's net receipts (i.e., the gross amounts paid less all customary third-party costs actually incurred in the creation, manufacture and sale of the Commercial Use Products), and for sales in other locations, fifty percent (50%) of the Producer's net receipts. Proceeds from the exploitation of all merchandising rights in the Play will be included in Gross receipts of Producer's production.

25.6. **Cast Albums**
If Producer's Off-Broadway Production Vests, Producer has the right to make
and sell cast albums of the Play in all audio formats. The net proceeds from the
disposition of cast album rights will be divided sixty percent (60%) to Author
and forty percent (40%) to Producer.

25.7. **Subsequent Second Class, Touring, and Sit Down Productions in the
Territories (United States, its territories and possessions, Canada)**.
If the Off-Broadway Production Vests, Producer will acquire the rights to
produce subsequent Second Class, Touring, and Sit Down Productions in the
Territories. To exercise these options for Second Class, Touring and Sit Down
Productions, Producer must give Author notice in writing no later that one (1) year
after the close of the Off-Broadway Production accompanied by the payment of a
non-returnable advance of five thousand ($5,000.00) dollars Recoupable against any
royalties generated by the tour that are paid to Authors. Author shall receive the
royalty of eight percent (8%) of the Gross Weekly Box Office Receipts to be
increased to ten percent (10%) upon the first occurrence of either the cumulative
Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue
exceeding ten million dollars ($10,000,000.00 U. S. Dollars).

25.8. **Broadway Production**.
If the Off-Broadway Production Vests, Producer shall have the exclusive
option, exercisable by written notice given to Author at any time prior to the later of
(i) the expiration of the Second Option Period set forth or (ii) sixty (60) days after
the last performance of the Off-Broadway Production to acquire the right to present
the Play as a First Class production on Broadway in New York City.

25.9. **Subsequent Productions in the Additional Territories (The United
Kingdom, Australia, New Zealand)**.
If the Off-Broadway Production Vests, the Company has the right to present
Second Class Stage Performances of the Play in the "Additional Territories" preceded by tryout
performances, including but not limited to licensing the production to a third party upon written
notice to Author.

With respect to each Additional Territory, the first paid public performance of
the Play must be presented within one year after the close of the Off-Broadway
Production. Author shall receive the royalty of eight percent (8%) of the Gross Weekly Box Office
Receipts to be increased to ten percent (10%) upon the first occurrence of either the cumulative
Worldwide Gross Weekly Box Receipts or the cumulative Worldwide Gross Revenue exceeding
ten million dollars ($10,000,000.00 U. S. Dollars).

25.10. **Right of First Negotiation and First Refusal**.
If the Off-Broadway Production Vests, Producer has the right of first refusal and first negotiation
with respect to the stage production rights to produce the Play in China, Europe, Japan, and The
Republic of Korea. Producer must exercise this option within two (2) years after the closing of the
Off-Broadway Production.

26. **NO THIRD-PARTY BENEFICIARIES**.

26.1 Nothing in this Agreement shall have the effect of conferring third-party beneficiary rights on
any person or entity.

27. **NOTICES**.

27.1 Any notice to be given hereunder shall be sent by registered or certified mail, return receipt requested, or telegraph or cable addressed to the parties at their respective mailing addresses given herein, or by delivering the same personally to the parties at the home/business addresses set forth herein.

27.2 Unless otherwise notified in writing sent by registered or certified mail, the mailing and home/business address of each party hereto that are set forth below his/her signature at the bottom hereof shall serve as the addresses on record for the Investor Non-Managing Member. The mailing address of the Company is set forth in Paragraph 3.2.

27.3 A copy of any notice sent by an Investor Non-Managing Member to the Company or to the Managing Members shall also be sent to Peter Breger Esq., 1560 Broadway, Suite 1101, New York, NY 10036.

28. **COUNTERPARTS**.

28.1 This Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each of the Managing Members agrees that one original of this Agreement (or set of original counterparts) shall be held at the office of the Company; that the Certificate of Limited Company and any amendments thereto, filed with the New York Department of State and a duplicate original of said certificate shall be held at the office of the Company and that there shall be distributed to each Member a conformed executed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have hereunto set its hands and seals as of the day and year first above written.

MANAGING MEMBERS

_____Cornell Christianson_____ June 2, 2018 _____

Cornell Christianson, Managing Member
WCB Productions LLC

_____John_Lant_____ June 2, 2018

John Lant, Managing Member   WCB
Productions LLC

INVESTOR NON-MANAGING MEMBER

IN WITNESS WHEREOF, the undersigned has executed this Agreement

Agreement on this _____ day of _____, year_____.

_____
Signature

_____

Name(s) (Printed):

_____
Home Address/Business Address

_____
Mailing Address

_____
Capital Contribution (Amount of Enclosed Check or Wire Transfer)

_____
Social Security or Federal Tax ID Numbers

_____
Telephone Numbers at which to be contacted

_____   _____
Fax Numbers   Email Address